HellerEhrman

14 November 2003

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

19081.0001

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING DEC 01 2003 WASH. D.C. 153 SECTION

SUPPL

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

82-3783
SEC FILE NO. ~~82-3782~~

Re: Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act

On behalf of Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd (the "Company"), SEC File No. 82-3782, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the quarterly report of 2003, dated October 29, 2003, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on October 30, 2003;

(2) The Company's announcement regarding Semi-Annual Report 2003, dated August 27, 2003, published (in English language) in Takungpao, on August 27, 2003;

(3) The Company's announcement regarding the summary of half-year report of 2003, dated August 27, 2003, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on August 27, 2003;

12/4

(4) The Company's announcement regarding the process of a litigation case, dated August 9, 2003, published (in Chinese language) in Takungpao and China Securities Journal, both on August 9, 2003;

(5) The Company's announcement regarding a Wuhan project, dated July 19, 2003, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on July 19, 2003;

(6) The Company's announcement regarding minutes of Shareholders Meeting, dated July 1, 2003, published (in Chinese language) in China Securities Journal and Securities Time, both on July 1, 2003; and

(7) The Company's announcement regarding minutes of Board of Directors Meeting, dated May 30, 2003, published (in Chinese language) in China Securities Journal, on May 31, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.

證券代碼：000029、200029　　　　　　　　證券簡稱：深深房 A、深深房 B

深圳經濟特區房地產（集團）股份有限公司
2003 年三季度報告

§1 重要提示

1.1 本公司董事會及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

1.2 本公司董事長邵志和、總經理陳武華、財務經理陳金才保證季度報告中財務報告（未經審計）的真實、完整。

1.3 本季度財務報告未經審計。

§2 公司基本情況

2.1 基本情況簡介

股票簡稱	深深房 A　　深深房 B	
股票代碼	000029　　200029	
	董事會秘書	證券事務代表
姓名	陳繼	涂志剛
聯系地址	深圳市人民南路深房廣場 47 樓	深圳市人民南路深房廣場 47 樓
電話	(0755)82293000—4718	(0755)82293000—4715
傳真	0755－82294024	0755－82294024
電子信箱	spg@163.net	spg@163.net

2.2 財務資料

2.2.1 主要會計數據及財務指標

項目	本報告期末	上年度期末	本報告期末比上年度期末增減(%)
總資產(元)	2,852,537,364.97	3,000,986,507.90	－4.61
股東權益(不含少數股東權益)(元)	992,630,441.40	1,033,089,751.17	－3.90
每股淨資產(元)	0.9814	1.0212	－3.90
調整后的每股淨資產(元)	0.9517	1.0068	－5.47%
項目	報告期	年初至報告期末	本報告期比上年同期增減(%)
經營活動產生的現金流量淨額(元)	56,444,109.22	81,668,601.37	－17.16
每股收益(元)	－0.0129	－0.0398	49.61
淨資產收益率	－1.31%	－4.06%	51.66
扣除非經常性損益后的淨資產收益率	－1.28%	－4.00%	50.39
非經常性損益項目			
營業外收入	168,541.68	336,460.90	
營業外支出	514,231.30	886,782.54	
營業外收支淨額合計	－345,689.42	－550,321.64	

2.2.2 利潤表附後

2.2.3 報告期末股東人數

截至 2003 年 9 月 30 日，總股東數 112918 戶，其中 A 股 89492 戶，B 股 23426 戶。

§3 管理層討論與分析

3.1 公司報告期內經營總體狀況簡要分析

公司屬房地產業，經營範圍包括房地產開發及商品房銷售、物業租賃及管理、建築裝飾安裝、商品零售及貿易、酒店及餐飲服務。報告期內，公司管理層在董事會的領導下，圍繞 2003 年的經營目標，堅決貫徹落實"三抓一降低"的經營思路，繼續通過加強存量資產的盤活、新項目的開發和降低成本費用來推進各項經營工作。第三季度公司總體經營狀況正常，在建項目和存量資產盤活工作進展順利，公司所屬的商品流通和飲食服務酒店等企業利用有利時機，採取有針對性地措施使今年 3 至 4 月份"非典"疫情的不利影響降低至最低程度，力爭不影響公司的總體經營計劃的完成。今年 1－9 月份公司實現主營業務收入 6.44 億元，比去年同期增長 47.6 %，實現利潤總額－3970 萬元，比去年同期減虧 2658 萬元。

3.1.1 報告期主營行業情況

分行業或分產品	主營業務收入(萬元)	主營業務成本(萬元)	毛利率(%)
房地產開發	7,100.62	5,462.69	23.07
房產租賃	1,086.28	478.81	65.92
建築施工安裝	2,861.94	2,606.70	8.92
物業管理	2,026.63	1,731.71	14.55
旅遊酒店飲食服務	277.45	309.72	－11.63
商品流通	10,030.43	9,691.00	3.38
其中：關聯交易	無		

3.1.2 公司經營的季節性或周期性特徵

□ 適用 √ 不適用

3.1.3 報告期利潤構成情況（主營業務利潤、其他業務利潤、期間費用、投資收益、補貼收入與營業外收支淨額在利潤總額中所佔比例與前一報告期相比的重大變動及原因的說明）

項目	2003 年 7－9 月		2003 年 1－6 月	
	金額	占利潤總額比例	金額	占利潤總額比例
主營業務利潤	2,481.93	－195.96%	6,272.28	－232.04%
其他業務利潤	703.50	－55.55%	1,022.97	－37.84%
期間費用	4,407.14	－348.00%	10,237.08	－378.72%
投資收益	－10.14	0.80%	259.21	－9.59%
營業外收支淨額	－34.57	2.73	－20.46	0.75%
利潤總額	－1,266.42		－2,703.08	

說明：1、報告期主營業務利潤佔利潤總額之比例較前一報告期減少，主要是主營業務利潤增幅小於利潤總額的增幅。

2、報告期其他業務利潤佔利潤總額之比例較前一報告期增加，主要是其他業務利潤增幅大於利潤總額的增幅。

3、報告期期間費用佔利潤總額之比例較前一報告期減少，主要是期間費用減幅加大。

4、報告期投資收益為負，主要是報告期數碼港投資有限公司未合並被投資三家公司的報表，將其虧損計入投資收益中。

5、報告期營業外收支淨額比前一報告期減少主要是營業外支出增幅加大。

3.1.4 主營業務及結構與前一報告期相比發生重大變化的情況及原因說明

□ 適用 √ 不適用

3.1.5 主營業務盈利能力（毛利率）與前一報告期相比的重大變動及原因的說明

□ 適用 √ 不適用

3.2 重大事項及其影響和解決方案的分析說明

□ 適用 √ 不適用

3.3 會計政策、會計估計、合併範圍變化以及重大會計差錯的情況及原因說明

本季度納入財務報表合并範圍的子公司與前一報告期相比有所減少。由深圳市數碼港投資有限公司投資控股的深圳市數碼港通信有限公司、深圳市數碼港信息技術培訓中心及羅湖區信息資訊服務中心，因持續經營出現困難本報告期不再列入公司合併報表範圍。

3.4 經審計且被出具非標意見情況下董事會和監事會出具的相關說明

□ 適用 √ 不適用

3.5 預測年初至下一報告期期末的累計淨利潤可能為虧損或者與上年同期相比發生大幅變動的警示及原因說明

□ 適用 √ 不適用

3.6 公司對已披露的年度經營計劃或預算的滾動調整情況

□ 適用 √ 不適用

深圳經濟特區房地產（集團）股份有限公司

董事會

2003 年 10 月 29 日

合併利潤表（未經審計）

金額單位：元

項目	2003 年 7－9 月	2003 年 1－9 月	2002 年 7－9 月	2002 年 1－9 月
一、主營業務收入	234,961,536.07	643,593,096.19	140,141,062.05	436,028,261.25
減：主營業務成本	203,577,835.05	539,204,200.38	107,323,996.02	345,727,230.49
主營業務稅金及附加	6,564,401.21	16,846,840.54	3,550,377.70	11,994,774.59
二、主營業務利潤	24,819,299.81	87,542,055.27	29,266,688.33	78,306,256.17
加：其他業務利潤	7,034,994.99	17,264,690.00	6,674,958.60	16,980,527.80
減：營業費用	5,617,186.50	19,335,174.92	8,529,871.93	26,057,247.82
管理費用	26,872,132.70	89,860,821.76	25,684,663.57	86,847,067.00
財務費用	11,582,076.96	37,246,196.19	32,544,094.82	81,180,023.77
三、營業利潤	－12,217,101.38	－41,635,447.60	－30,797,183.39	－78,797,554.62
加：投資收益	－101,428.84	2,490,700.64	5,847,023.46	14,067,307.95
營業外收入	168,541.68	336,460.90	178,671.68	845,267.94
減：營業外支出	514,231.30	886,782.54	1,054,662.23	2,392,676.48
四、利潤總額	－12,664,219.62	－39,695,068.60	－25,826,150.48	－66,277,655.21
減：所得稅	608,967.37	1,137,770.04	409,380.64	1,007,053.16
少數股東損益	－241,997.49	－573,529.34	－371,051.10	－1,341,960.95
五、淨利潤	－13,031,189.50	－40,259,309.30	－25,864,480.02	－65,942,747.42

母公司利潤表（未經審計）

金額單位：元

項目	2003 年 7－9 月	2003 年 1－9 月	2002 年 7－9 月	2002 年 1－9 月
一、主營業務收入	61,626,019.19	165,079,154.02	14,987,073.65	61,641,076.77
減：主營業務成本	45,612,049.76	111,834,889.22	4,098,173.81	29,278,398.10
主營業務稅金及附加	3,120,871.68	8,384,161.03	773,453.50	3,156,215.39
二、主營業務利潤	12,893,097.75	44,860,103.77	10,115,446.34	29,206,463.28
加：其他業務利潤	-	7,299.60	14,788.80	39,484.20
減：營業費用	234,904.47	1,318,724.46	326,465.62	4,552,257.00
管理費用	13,887,195.70	44,848,247.91	9,774,319.47	39,679,711.65
財務費用	10,441,369.09	31,883,046.80	28,954,816.13	50,126,678.62
三、營業利潤	－11,670,371.61	－32,782,617.60	－28,925,366.08	－65,112,699.69
加：投資收益	－1,247,142.21	－7,444,881.63	2,810,404.90	－1,248,932.29
營業外收入	7,032.20	95,188.72	263,825.40	554,473.16
減：營業外支出	120,707.98	126,998.59	13,324.24	135,588.60
四、利潤總額	－13,031,189.50	－40,259,309.30	－25,864,460.02	－65,942,747.42
減：所得稅	-	-	-	-
少數股東損益	-	-	-	-
五、淨利潤	－13,031,189.50	－40,259,309.30	－25,864,460.02	－65,942,747.42

證券代碼：000029、200029　　　　證券簡稱：深深房 A、深深房 B

深圳經濟特區房地產（集團）股份有限公司
2003 年三季度報告

§1 重要提示

1.1 本公司董事會及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

1.2 本公司董事長鄧志和、總經理陳武華、財務經理陳金才保證季度報告中財務報告（未經審計）的真實、完整。

1.3 本季度財務報告未經審計。

§2 公司基本情況

2.1 基本情況簡介

證券簡稱	深深房 A　深深房 B	
證券代碼	000029　200029	
	董事會秘書	證券事務代表
姓名	陳繼	徐志剛
聯系地址	深圳市人民南路深房廣場 47 樓	深圳市人民南路深房廣場 47 樓
電話	(0755)82293000—4716	(0755)82293000—4715
傳真	0755－82294024	0755－82294024
電子信箱	spg@163.net	spg@163.net

2.2 財務資料

2.2.1 主要會計數據及財務指標

項　目	本報告期末	上年度期末	本報告期末比上年度期末增減(%)
總資產(元)	2,862,537,384.87	3,000,985,507.90	－4.61
股東權益(不含少數股東權益)(元)	992,830,441.40	1,033,089,751.17	－3.90
每股淨資產(元)	0.9814	1.0212	－3.90
調整后的每股淨資產(元)	0.9517	1.0068	－5.47%
項　目	報告期	年初至報告期末	本報告期比上年同期增減(%)
經營活動產生的現金流量淨額(元)	56,444,108.22	81,668,601.37	－17.16
每股收益(元)	－0.0129	－0.0398	49.61
淨資產收益率	－1.31%	－4.06%	51.66
扣除非經常性損益后的淨資產收益率	－1.28%	－4.00%	50.39
非經常性損益項目			
營業外收入	168,541.88	336,460.90	
營業外支出	514,231.30	886,782.54	
營業外收支淨額合計	－345,689.42	－550,321.64	

2.2.2 利潤表附後

2.2.3 報告期末股東人數

截至 2003 年 9 月 30 日，總股東數 112918 戶，其中 A 股 89492 戶，B 股 23426 戶。

§3 管理層討論與分析

3.1 公司報告期內經營總體狀況簡要分析

公司屬房地產業，經營範圍包括房地產開發及商品房銷售、物業租賃及管理、建築裝飾安裝、商品零售及貿易、酒店及餐飲服務。報告期內，公司管理層在董事會的領導下，圍繞 2003 年的經營目標，堅決貫徹落實"三抓一降低"的經營思路，繼續通過加強存量資產的盤活、新項目的開發和降低成本費用來推進各項經營工作。第三季度公司總體經營狀況正常，在建項目和存量資產盤活工作進展順利，公司所屬的商品流通和飲食服務酒店等企業利用有利時機，採取有針對性地措施使今年 3 至 4 月份"非典"疫情的不利影響降低至最低程度，力爭不影響公司的總體經營計劃的完成。今年 1－9 月份公司實現主營業務收入 6.44 億元，比去年同期增長 47.6%，實現利潤總額－3970 萬元，比去年同期減虧 2658 萬元。

3.1.1 報告期主營行業情況

分行業或分產品	主營業務收入(萬元)	主營業務成本(萬元)	毛利率(%)
房地產開發	7,100.62	5,462.69	23.07
房屋租賃	1,086.28	478.81	55.92
建築施工安裝	2,861.94	2,606.70	8.92
物業管理	2,026.63	1,731.71	14.55
旅遊酒店飲食服務	277.45	309.72	－11.63
商品流通	10,030.43	9,691.00	3.38
其中：關聯交易	無		

3.1.2 公司經營的季節性或周期性特徵

□ 適用 √ 不適用

3.1.3 報告期利潤構成情況（主營業務利潤、其他業務利潤、期間費用、投資收益、補貼收入與營業外收支淨額在利潤總額中所佔比例與前一報告期相比的重大變動及原因的說明）

項　目	2003 年 7－9 月		2003 年 1－6 月	
	金額	占利潤總額比例	金額	占利潤總額比例
主營業務利潤	2,481.93	－195.96%	6,272.28	－232.04%
其他業務利潤	703.50	－55.55%	1,022.97	－37.84%
期間費用	4,407.14	－348.00%	10,237.06	－378.72%
投資收益	－10.14	0.80%	259.21	－9.59%
營業外收支淨額	－34.57	2.73	－20.46	0.75%
利潤總額	－1,266.42		－2,703.08	

說明：1、報告期主營業務利潤佔利潤總額之比例較前一報告期減少，主要是主營業務利潤增幅小於利潤總額的增幅。

2、報告期其他業務利潤佔利潤總額之比例較前一報告期增加，主要是其他業務利潤增幅大於利潤總額的增幅。

3、報告期期間費用佔利潤總額之比例較前一報告期減少，主要是期間費用增幅加大。

4、報告期投資收益為負，主要是報告期數碼港投資有限公司未合並被投資三家公司的報表，將其虧損計入投資收益中。

5、報告期營業外收支淨額比前一報告期減少主要是營業外支出增幅加大。

3.1.4 主營業務及結構與前一報告期相比發生重大變化的情況及原因說明

□ 適用 √ 不適用

3.1.5 主營業務盈利能力（毛利率）與前一報告期相比的重大變動及原因的說明

□ 適用 √ 不適用

3.2 重大事項及其影響和解決方案的分析說明

□ 適用 √ 不適用

3.3 會計政策、會計估計、合併範圍變化以及重大會計差錯的情況及原因說明

本季度納入財務報表合并範圍的子公司與前一報告期相比有所減少。由深圳市數碼港投資有限公司投資控股的深圳市數碼港通信有限公司、深圳市數碼港信息技術培訓中心及羅湖區信息資訊服務中心，因持續經營出現困難本報告期不再列入公司合併報表範圍。

3.4 經審計且被出具非標意見情況下董事會和監事會出具的相關說明

□ 適用 √ 不適用

3.5 預測年初至下一報告期期末的累計淨利潤可能為虧損或者與上年同期相比發生大幅變動的警示及原因說明

□ 適用 √ 不適用

3.6 公司對已披露的年度經營計劃或預算的滾動調整情況

□ 適用 √ 不適用

深圳經濟特區房地產（集團）股份有限公司

董事會

2003 年 10 月 29 日

合併利潤表（未經審計）

金額單位：元

項　目	2003 年 7－9 月	2003 年 1－9 月	2002 年 7－9 月	2002 年 1－9 月
一、主營業務收入	234,961,536.07	643,593,096.19	140,141,062.05	436,028,261.25
減：主營業務成本	203,577,835.05	539,204,200.38	107,323,996.02	345,727,230.49
主營業務稅金及附加	6,564,401.21	16,846,840.54	3,550,377.70	11,994,774.59
二、主營業務利潤	24,819,299.81	87,542,055.27	29,266,688.33	78,306,256.17
加：其他業務利潤	7,034,994.99	17,264,890.00	6,674,958.60	16,980,527.80
減：營業費用	5,617,166.50	19,335,174.92	8,529,871.93	26,057,247.62
管理費用	26,872,132.70	89,860,821.76	25,664,883.57	86,847,087.00
財務費用	11,582,076.96	37,248,196.19	32,544,094.82	61,180,023.77
三、營業利潤	－12,217,101.38	－41,835,447.60	－30,787,183.39	－76,797,554.62
加：投資收益	－101,428.84	2,490,700.64	5,847,023.46	14,067,307.95
營業外收入	168,541.88	336,460.90	178,671.68	845,257.94
減：營業外支出	514,231.30	886,782.54	1,054,662.23	2,392,676.48
四、利潤總額	－12,664,219.62	－39,695,088.60	－25,826,150.48	－66,277,655.21
減：所得稅	608,967.37	1,137,770.04	409,360.64	1,007,053.16
少數股東損益	－241,997.49	－573,529.34	－371,051.10	－1,341,960.95
五、淨利潤	－13,031,189.50	－40,259,309.30	－25,864,460.02	－65,942,747.42

母公司利潤表（未經審計）

金額單位：元

項　目	2003 年 7－9 月	2003 年 1－9 月	2002 年 7－9 月	2002 年 1－9 月
一、主營業務收入	61,626,019.19	165,079,154.02	14,987,073.65	61,641,076.77
減：主營業務成本	45,612,049.76	111,834,889.22	4,098,173.81	29,276,398.10
主營業務稅金及附加	3,120,871.68	8,384,161.03	773,453.50	3,156,215.39
二、主營業務利潤	12,893,097.75	44,860,103.77	10,115,446.34	29,208,463.28
加：其他業務利潤		7,299.60	14,786.80	39,484.20
減：營業費用	234,904.47	1,318,724.48	328,465.62	4,552,257.00
管理費用	13,887,195.70	44,648,247.91	9,774,319.47	39,679,711.65
財務費用	10,441,369.09	31,683,048.80	28,954,816.13	50,126,676.52
三、營業利潤	－11,670,371.51	－32,782,617.80	－28,925,366.08	－65,112,699.69
加：投資收益	－1,247,142.21	－7,444,881.63	2,810,404.90	－1,248,932.29
營業外收入	7,032.20	95,188.72	263,825.40	554,473.16
減：營業外支出	120,707.98	126,988.59	13,324.24	135,588.60
四、利潤總額	－13,031,189.50	－40,259,309.30	－25,864,460.02	－65,942,747.42
減：所得稅	－	－	－	－
少數股東損益	－	－	－	－
五、淨利潤	－13,031,189.50	－40,259,309.30	－25,864,460.02	－65,942,747.42

SHENZHEN Specia
& Properti
Semi – annual I

Important Notice:
Board of Directors of SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (hereinafter referred to as the Company) and its directors individually and collectively accept responsibility for the correctness, accuracy and completeness of the contents of this report and confirm that there are no material omissions nor errors which would render any statement misleading.
Director Yao Ruishen was absent from the Board meeting. Director Liang Song was absent from the Board meeting and entrusted the other director to vote on his behalf.
Chairman of the Board of the Company Shao Zhihe, General Manager Chen Wuhua and Financial manager Liu Maohai hereby confirm that the financial report enclosed in the semi – annual report is true and complete.
The 2003 semi – annual financial report of the Company has not been audited.
This summary is extracted from the original of the annual report. For more detail information, the investors are recommended to refer to the original. This report was prepared in both Chinese and English. Should be there any difference in interpretation between the two versions, the Chinese version shall prevail.

I. Company Profile
(I) Company information
1. Legal Name of the Company
In Chinese: 深圳经济特区房地产(集团)股份有限公司
In English: SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd.
Stock Exchange Listed with: Shenzhen Stock Exchange
Short Form of A – share: SHENSHENFANG A Stock Code: 000029
Short Form of B – share: SHENSHENFANG B Stock Code: 200029
2. Legal Representative: Shao Zhihe
3. Secretary of the Board of Directors: Chen Ji
Authorized Representative in charge of Securities Affairs: Tu Zhigang
Tel.: (0755) 82293000 – 4718, 4715
Fax: (0755) 82294024
E – mail: spg@163.net
Registered Code of Taxation: 440301192179585
Name and Address of Certified Public Accountant Engaged by the Company:
Name: Shenzhen Nanfang Minhe Certified Public Accountant
Address: 8/F of Electronics Tower, No. 2007, Shennan Middle Road, Shenzhen

(II) Major financial data and indexes (As Chinese Accounting Standards)
1. Major accounting data and financial indexes

Unit: RMB

Items	Jan. – Jun. 2003	Jan. – Jun. 2002
Net profit	–27,228,119.80	–40,078,287.40
Net profit after deducting non – recurring gains and losses	–27,023,488.04	–39,823,135.41
Return on equity (%) (Fully diluted)	–2.71	–4.09
Earnings per share (RMB/share) (Fully diluted)	–0.0269	–0.0398
Net cash flows per share arising from operating activities (RMB/share)	0.023	0.042

Items	Jun. 30, 2003	Dec. 31, 2002
Current assets	2,132,215,395.42	2,227,532,897.75
Current liabilities	1,813,402,782.72	1,918,304,708.99
Total assets	2,888,997,943.43	3,000,986,507.90
Shareholders' equity (Excluding minority interests)	1,005,861,630.93	1,033,089,751.17
Net assets per share (RMB/share)	0.9943	1.0212
Net assets per share after adjustment (RMB/share)	0.9646	1.0068

Note: Items of deducting non – recurring gains and losses include non – operating income of RMB 167,919.48, non – operating expenditure of RMB 372,551.24. The total of the above – mentioned two items is RMB – 204,631.76.

2. Calculating statement of the relevant indexes of return on equity and earnings per share

Profit in the report period	Return on equity		Earnings per share (RMB/share)	
	Fully diluted	Weighted average	Fully diluted	Weighted average
I. The relevant indexes:				
Profit from core business	–1.72%	–1.70%	–0.0171	–0.0171
Operating profit	–2.92%	–2.89%	–0.0291	–0.0291
Net profit	–2.71%	–2.67%	–0.0269	–0.0269
Net profit after deducting non – recurring gains and losses	–2.69%	–2.65%	–0.0267	–0.0267

Difference in net profit and net assets as of the report period based on CAS and IAS respectively:

	Net profit (RMB'000)	Net assets (RMB'000)
As reported under Accounting System of Enterprise	(27,228)	1,005,862
Allotted depreciation charges in respect of investment properties and amortization expenses	9136	63,520
Adjustment for market value of short – term investments	348	1623
Difference in recognition of cost of fixed assets	0	(202,149)
Goodwill arising from acquisition of subsidiaries	698	(6,395)
Others	0	477
As reported under IAS	(17,044)	882,938

II. Changes in Share Capital and Particulars about [illegible] by Main Shareholders
(I) Change in share capital
In the report period, the Company's total shares and its structure remained unchanged.
(II) About shareholders
1. Total shareholders at the end of report period
Ended June 30, 2003, the Company had totally 117,231 shareholders, including 88,421 shareholders of A – share and 28,810 shareholders of B – share.
2. Ended June 30, 2003, there is only one shareholder holding over 5% of the Company's total shares, namely Shenzhen Construction Investment Holdings Co. ("Construction Investment Holdings"). In the report period, the shares held by Construction Investment Holdings did not change in total sum or pledged, frozen or custody.
3. Particulars about shares held by the top ten shareholders of the Company
Ended Jun. 30, 2003, the top ten shareholders of the Company are as following:

No.	Name of shareholders	Holding shares at end of report period (Share)	Proportion of total shares (%)
1	Shenzhen Construction Investment Holdings Co.	74,382,000	73.52
2	CBNY S/A PNC/SKANDIA SELECT FUND/CHINA EQUITY AC	2,891,360	0.2858
3	CHU KOON YUK	720,000	0.0712
4	SHUM YIP KWAN WING DEVELOPMENT LTD	623,600	0.0616
5	ORE BURNS (AUSTRALIA) PTY LIMITED	600,000	0.0593
6	Haitong Securities (Hong Kong) Co., Ltd.	581,900	0.0575
7	Pufeng Securities Investment Fund	580,849	0.0574
8	ZHANG XU BIN	500,000	0.0494
9	YANG YAO CHU	440,000	0.0435
10	LAI KONG SUNG	409,301	0.0405

4. Explanation on shares held by the top ten shareholders:
The No. 1 shareholder holds shares of the Company on the behalf of the state; the No. 7 shareholder is shareholder of circulation A – share; the rest are shareholders of circulation B – share. Except for the No. 1 shareholder, the Company is unknown whether there exists associated relationship among the top ten shareholders.
5. About the holding shareholder of the Company
In the report period, the holding shareholder of the Company remained unchanged.

III. Particulars about Directors, Supervisors and Senior Executives
(I) Particulars about change in shares held by directors, supervisors and senior executives
In the report period, the Company's directors, supervisors and senior executives did not hold the Company's shares.
(II) Particulars about engagement and dismission of directors, supervisors and senior executives
1. On Jan. 28, 2003, the Company held the shareholders' general meeting and elected new Board of Directors and Supervisory Committee. The new Board of Directors consisted of ten directors, namely Shao Zhihe, Chen Wuhua, Yao Ruisheng, Xu Zhenhan, Peng Naidian, Liang Song, Zhou Fushen, Ma Jianhua, Zheng Tianlun and Yang Shaojia; the Board of Directors elected Shao Zhihe as Chairman of the Board. New Supervisory Committee consisted of five supervisors, namely Zhuang Chuanghui, Gan Lu, Yu Fang, Wu Zhiyong and Zhou Hong; the Supervisory Committee elected Zhuang Chuanghui as Chairman of the Supervisory Committee.
2. On Jan. 28, 2003, the Board of Directors engaged Luo Kunquan, Liang Song, Shen Yuewen and Zhang Yue as deputy general manager respectively, engaged Zhou Fushen as chief financial supervisor and engaged Chen Ji as secretary of the Board.

IV. Discussion and Analysis of the Management
(I) Operation in the first half of the year
The Company belongs to real estate industry and is engaged in the development of real estate and sale of commercial housing, lease and management of property, construction decoration and installation, retail and trade of commodities and hotels and restaurants service. In the first half of the year, under the lead of the Board of Directors, the Management of the Company tried hard to overcome the influence of SARS, carried out the operating thought of "Three reinforcement and one reduction", namely, "Reinforcing the development of new projects, reinforcing the liquidising of stock assets, reinforcing the construction of political and spiritual civilisation and reducing all expenses", and pushed all operating work steadily, of which, the key projects reached the planned progress fundamentally and the assets liquidizing and liabilities reorganization made a certain progress.
The projects of the Company in progress and planned for development in this year were Cuiqin Building in the downtown, Binhai Building in Shatoujiao, Reconstruction 3rd Stage of Nigang and 3rd Stage of Zhonghuan Garden in Baoan respectively with total occupying areas amounting to 26,125 sq. m. and total planned construction areas amounting to 143,849 sq. m., of which, both the key projects Baoan Zhonghuan Garden 3rd Stage and Cuiqin Building reached the planned progress. Baoan Zhonghuan Garden 3rd Stage had been checked and accepted in June this year and Cuiqin Building project had entered into the decoration phase and it was estimated to be accomplished at the end of this year. Both the projects of Shatoujiao Binhai Building and Nigang Reconstruction 3rd Stage had been accomplished in report for construction and bidding for partial projects as scheduled. Since the aforesaid development lands belonged to projects of potential digging and lacked of scale advantages, the profitability capabilities of these projects were limited.
The Company gained a certain progress in the assets liquidizing and liabilities reorganization. At present, the Company was reinforcing liquidizing the deposited projects in inland of China and was striving for realizing the transfer so as to draw back the investments as soon as possible. Achievements were gained in the loan reorganization. Ended June 31, the bank loans after deducting the pledged deposit amounted to RMB 777 million. The Company conducted the reorganizations for 16 pieces of loans accumulatively in the first half of the year and saved approximately RMB 4 million of annual interest expenditure. Since the new buildings marketable in this year were only two projects of Baoan Zhonghuan Garden 3rd Stage and Cuiqin Building, it was estimated that the cash inflow arising from the operating activities in the second half of the year was limited and tensity of capital was still relatively high.
The whole operating position of the affiliated enterprises decreased somewhat. There were 16 enterprises in the consolidated statements in the first half of the year, of which, 9 enterprises gained profits and 7 enterprises incurred losses with loss percentage of 44%. In the first half of the year, the affiliated enterprises incurred consolidated losses amounting to RMB 7.47 million and among these losing enterprises, partial enterprises belonged to temporary loss. At present, there were totally 109 enterprises of the Company registering on record, of which, 41 enterprises were in normal operation with mainly distributing in the fields of commercial retail, hotel service, construction and supervision, property management and etc. The Company planned to conduct the work of "To invigorate large enterprises while relaxing control over small ones" and restructuring of enterprise to partial enterprises through the way of transfer, repeal or merger and operators and employees holding shares etc. in the next two years so as to push the optimization of the Company's industrial structure and enterprises organization.

(II) Operating results and financial analysis in the first half of the year
1. Changes in operating results and analysis of reasons:

Unit: RMB

Items	Amount of this period	Amount of the same period of last year
Income from core business	558,631,560.12	295,887,199.20
Profit of core business	–17,333,694.26	49,039,567.84
Net profit	–27,228,119.80	–40,078,287.40
Net increase in cash and cash equivalents	36,805,612.06	–28,762,255.58

The Company's income from core business in the first half of the year increased by RMB 262.74 million than that of the same period of last year with an increase of 88.8% while the loss of net profit decreased by RMB 12.85 million than that of the same period of last year. The reasons were: Firstly, Xinfeng Real Estate Development Construction (Wuhan) Co., Ltd. (hereinafter referred to as Wuhan Xinfeng Company) gained compensation income amounting to RMB 150 million from transferring "The 1st City of Wuhan", and the parent company had carried forward the sales income of Nanyang Building and at the same time, the income from import and export business of commerce & trade industry increased by 55.64% than that of the same period of last year, which resulted that the growth margin of income from core business was relatively larger than that of the same period of last year; Secondly, while carrying forward the sales cost of "The 1st City of Wuhan" in the period, Wuhan Xinfeng Company transferred provision for falling price of inventories amounting to RMB 113.64 million to administrative expenses, resulting into the increase of sales cost, which made the cost of core business increase by a large margin than that of the same period of last year; Thirdly, Wuhan Xinfeng Company paid service expenses of professional technology amounting to RMB 33.75 million in the period due to the transfer of "The 1st City of Wuhan", which resulted that the sales (operating) expenses increased by a big margin than those of the same period of last year; Fourthly, the Company reversed the provision for falling price of inventories of "The 1st City of Wuhan" amounting to RMB 113.64 million in the period and ate up the administrative expenses, which made the administrative expenses decrease by a big margin than those of the same period of last year; Fifthly, the loan reorganization made the financial expenses decrease somewhat than those of the same period of last year; Sixthly, the decrease of profits distributed from the associated or related enterprises made the investment earnings decrease than those of the same period of last year; Seventhly, the cash paid by the Company to refund the liabilities and repay the interests decreased, which made the cash and cash equivalents increase than those of the same period of last year.

2. Changes in financial position and analysis of reasons:

Unit: RMB

Items	Amount of the end of the period	Amount of the beginning of the year	Margin of increase/decrease
Total assets	2,888,997,943.43	3,000,986,507.90	–3.73%
Shareholders' equity	1,005,861,630.93	1,033,089,751.17	–2.63%
Accounts received in advance	175,188,741.33	190,912,718.21	–8.23%
Accounts payable	62,994,620.98	113,324,369.88	–44.41%
Net amount of inventories	1,515,843,471.57	1,631,317,014.01	–7.82%

The total assets decreased by RMB 111.99 million than that of the beginning of the year amounting to RMB 3000.99 million, which was mainly because that the net amount of inventories decreased by a relatively large margin. Shareholders' equity (net assets) decreased by RMB 27.23 million than that of the beginning of the year, which was mainly due to the loss of net profit. Accounts received in advance decreased by RMB 15.72 million than those of the beginning of the

l Economic Zone Real Estate
:s (Group) Co., Ltd.
Report 2003 (Summary)

year, which was mainly due to drawing back the installment from the sold buildings; Accounts payable decreased by RMB 50.33 million than those of the beginning of the year, which was mainly due to paying the engineering payments; Net amount of inventories decreased by RMB 115.48 million than that of the beginning of the year, which was mainly due to carrying forward the sales cost of "The 1st City of Wuhan".

3. Operating situation classified according to industries:

Unit: RMB 0000

	Operating income		Operating cost		Gross profit from operation	
	Amount of the period	Amount of the same period of last year	Amount of the period	Amount of the same period of last year	Amount of the period	Amount of the same period of last year
Development of real estate	26046	4625	29945	3324	−3899	1300
Income from housing lease	2355	2815	1360	1617	995	1197
Construction and installation of buildings	2750	3810	2403	3364	347	447
Property management	3956	3806	2867	2867	1091	939
Hotels and dietetic service	540	867	645	701	-105	166
Circulation of commodities	19709	12663	18992	11886	717	777

Analysis classified according to industries: The operating income from development of real estate increased by a relatively large margin than that of the same period of last year while the gross profit from operation decreased, which was mainly because that Wuhan Xinfeng Company carried forward the income from transfer of "The 1st City of Wuhan" amounting to RMB 150 million, but transferred the provision for falling price of inventories amounting to RMB 113.64 million to the administrative expenses while carrying forward the sales cost of "The 1st City of Wuhan", which resulted that the sales cost increased and cost of core business increased by a large margin than that of the same period of last year; The operating income from commodities circulation increased by 55.64% and the gross profit from operation decreased by 7.72%, which was mainly because that the retail in marketplace decreased, the costs increased and profit rate of import and export business of trade enterprises decreased due to the influence of epidemic situation; The operating income from property management increased slightly than that of the same period of last year; The operating income from construction and installation of buildings decreased by 27.82% and gross profit from operation decreased by 22.37%, which was mainly due to the decrease of engineering volume carried on; In the first half of the year, due to the influence of SARS, the operating income from housing lease decreased by 16.33%, and the gross profit from operation decreased by 16.88%; while the operating income from the hotels and dietetic industry decreased by 37.71% and gross profit from operation decreased by 163.25%, which was scarce in the past years.

(III) Investment in the report period

1. In the report period, the Company had no raised proceeds or the application of the proceeds raised through previous shares offering going down to the report period.

2. Progress of material projects invested with the proceeds not raised through shares offering:

The project of Cuiqin Building, a building of house with 33 floors, locates in the Dongmen Road N., Luohu District, Shenzhen with occupying area of 5,899 sq. m. and construction area of 30,170 sq. m.. It was planned to be accomplished at the end of this year. At present, the investment amount amounting to RMB 50 million was accomplished and actually 70% engineering volume was finished, which was in compliance with the plan.

Baoan Zhonghuan Garden 3rd Stage, two buildings of house with 7 floors, locates in the northern side of Zhonghuan Road, Longhua Town, Baoan District with occupying area of 2,800 sq. m. and total construction area of 10,658 sq. m.. The project was finished in May this year and was passed in checking and acceptance in June. At present, the Garden was in sale, which was in compliance with the plan.

The project of Binhai Building, two buildings of house with 29 floors, locates in Shatoujiao, Yantian District, Shenzhen with occupying area of 5,314 sq. m. and construction area of 49,021 sq. m.. It was planned to be completed at the end of Oct. 2004. At present, the basic project of stake was finished as scheduled.

The project of Nigang Reconstruction 3rd Stage, two buildings of house with 28 floors and a building of small height house with 12 floors, locates in Nigang Road, Luohu District, Shenzhen with occupying area of 12,112 sq. m. and construction area of 54,000 sq. m.. It was estimated to be finished at the end of Oct. 2004. Due to the construction expansion project of municipal roads, the construction transport was unable to be conducted normally and the postponement resulted that the actual progress was backward than the planned progress. At present, the basic engineering of stake was accomplished.

(IV) Business plan in the second half of the year

The Company emphasized on doing well the work in the following aspects in the second half of the year: Firstly, to reinforce the project management and arrange the capital properly and to ensure the completion of the planned progress of development projects; Secondly, to push liquidizing the deposited assets with all its strength and reinforce the distribution and lease of current buildings so as to ensure the completion of the business plan of the whole year; Thirdly, to reinforce the liabilities reorganization of roll-over of loans and adjustment of interest rate etc. and effectively reduce the financial expense and liabilities risks; Fourthly, to try hard to push the reform and restructuring of the affiliated enterprises and speed up the progress of "To invigorate large enterprises while relaxing control over small ones" so as to further optimize the industrial structure of the group and structure of the enterprise; Fifthly, to further enhance the management level of the enterprise and speed up the transition of operating mechanism so as to push the Company's whole management level and operating efficiency to be in higher level.

(V) Warning of the estimated loss in operating results of the next report period

According to the present operating position, it was estimated that the Company still would incur a loss in the next report period.

V. Significant Events

(I) Corporate governance

According to the documents related to the standardization of administrative structure of companies promulgated by CSRC, the Company amended the Articles of Association, standardised the operation of the Board of Directors, the Supervisory Committee and the Operating Management and established independent director system. Now the Company's actual administrative position was fundamentally the same as that stimulated in relevant documents of CSRC.

(II) Profits distribution

The Company would not distribute profits or convert public reserve into share capital in the medium-term of 2003. There was no profits distribution, capitalization of share capital or issuance of new share planned in previous years for distribution in the report period, either.

(III) Material lawsuits and arbitrations

For the material lawsuits and arbitrations happening in the report period and happening in the previous years but going down to the report period, please refer to Note VII in the Financial Report.

(IV) Material assets purchase, sale or disposal and acquisition and merger happening in the report period or happening in the previous years but going down to the report period

On Dec. 31, 2002, Xinfeng Real Estate Development Construction (Wuhan) Co., Ltd. (hereinafter referred to as Wuhan Xinfeng Company), a subsidiary of the Company, signed Compensation Agreement of State-owned Land Reserve with Wuhan Land Settlement, Reserve, Supply Center (hereinafter referred to as Land Center) through agent service of agency: The government drew back the land use right with area of 33,933.00 sq. m. in No. 83, Jiefang Gongyuan Road, Jiang'an District held by Wuhan Xinfeng Company and handed it to Land Center for reserve and Land Center gave compensation amounting to RMB 150 million to Wuhan Xinfeng Company. Ended June 30, 2003, this agreement had been accomplished in the implementation; Wuhan Xinfeng Company had received all accounts to refund the bank loans, engineering accounts and other liabilities and to pay the agency service expense. For the transfer situation, please refer to Securities Times, China Securities and Ta Kung Pao dated July 20, 2003.

(V) Related transactions

For related transactions of the Company in the report period, please refer to Note VI in Financial Statements.

(VI) Material contracts and their implementations

1. The Company did not trust, contract and lease the assets of other companies or vice versa in the report period or happening in the previous periods but going down to the report period.

2. For the guarantees of the Company in the report period, please refer to Note VII in Financial Statements.

3. The Company did not commission others to manage the cash assets in the report period or happening in the previous periods but going down to the report period.

(VII) The Company or the shareholders holding over 5% (including 5%) shares of the Company had no commitment in the report period or happening in the previous periods but going down to the report period.

(VIII) Indexes of public notices of significant events

1. On Jan. 29, 2003, the resolutions of the extraordinary Shareholders' General Meeting were proclaimed and proposals on renewal of the Board of Directors and the Supervisory Committee and Amendment of Articles of Association etc. were considered and passed.

2. On May 17, 2003, the progress on lawsuit case of America California Great Wall Property Company, a controlling subsidiary of the Company, was proclaimed.

3. On Aug. 9, 2003, the progress on dissension case of property between Baoxing Real Estate Company and the Company was proclaimed.

The aforesaid information was published in China Securities, Securities Times, Ta Kung Pao and www.cninfo.com.cn.

VI. Financial Report (Non-audited And Attached Hereafter)

Board of Directors of
SHENZHEN Special Economic Zone Real Estate
& Properties (Group) Co., Ltd.
Aug. 27, 2003

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED JUNE 30, 2003
(UNAUDITED)

	Notes	01/01-30/06/2003	01/01-30/06/2002
		RMB 000	RMB 000
Turnover	4	546,124	295,887
Cost of sales		(554,657)	(234,206)
Gross (loss) / profit		(8,533)	61,681
Other operating income		9,803	9,634
Write back of provision for impairment losses of properties under development for sale		113,639	—
General and administrative expenses		(63,024)	(60,172)
Operating expenses		(45,640)	(17,527)
Profit / (loss) from operations	5	6,245	(6,384)
Finance cost	6	(25,664)	(26,636)
Share of profit of non-consolidated subsidiaries, associated companies and contractual joint ventures		2,573	9,862
Loss before taxation		(16,846)	(25,158)
Taxation	7	(529)	(598)
Loss after taxation		(17,375)	(25,756)
Minority interests		331	692
Net loss for the period		(17,044)	(25,064)
Earnings per share			
Basic	8	RMB(0.017)	RMB(0.025)
Diluted	8	N/A	N/A

CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2003
(UNAUDITED)

	Notes	30/06/2003	31/12/2002
		RMB'000	RMB'000
ASSETS			
Non-current assets			
Property, plant & equipment	9	256,195	271,241
Investment properties	10	631,744	628,410
Non-consolidated subsidiaries	11	150,910	144,430
Associates	12	15,696	13,671
Contractual joint ventures	13	173,932	162,231
Long term investments	14	58,835	58,835
Intangible assets	15	1,084	1,459
Land held for development	16	45,685	42,753
		1,334,481	1,323,230
Current assets			
Properties under development for sale	17	682,620	718,067
Completed properties for sale	18	160,218	242,100
Inventories	19	40,948	36,093
Short term investments	20	3,295	2,951
Accounts receivable		101,514	122,211
Prepayments, deposits and other debtors		59,935	51,903
Cash and bank balances		287,591	249,341
		1,336,120	1,420,666
Current liabilities			
Customers' deposits		175,189	190,913
Accounts payable and accrued expenses		622,753	680,773
Dividends payable		138,764	138,764
Tax payable	21	3,186	6,063
Bank loans	23	834,990	834,762
		1,774,882	1,851,275
Net current liabilities		(438,762)	(430,609)
Total assets less current liabilities		895,719	892,621
Non-current liabilities	22	(39,291)	(18,818)
Minority interests		6,510	6,179
NET ASSETS		862,938	879,982
CAPITAL AND RESERVES			
Issued capital	24	1,011,660	1,011,660
Reserves		(148,722)	(131,678)
		862,938	879,982

證券代碼：000029、200029　　證券簡稱：深深房A、B

深圳經濟特區房地產(集團)股份有限公司
董事會決議公告

本公司董事會于二〇〇三年八月二十五日審議了2003年半年度報告有關事項,應到董事十人,實到八人,一名董事委托其他董事表決,經審議形成決議如下:

1、審議通過了本公司2003年半年度報告及摘要。

2、本公司2003年中期不分配,也不進行公積金轉增股本。

特此公告。

深圳經濟特區房地產(集團)股份有限公司
董　事　會
二〇〇三年八月二十七日

深圳经济特区房地产（集团）股份有限公司2003年半年度报告摘要

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

本半年度报告摘要摘自半年度报告全文，报告全文同时刊载于巨潮资讯网(http://www.cninfo.com.cn)。投资者欲了解详细内容，应当仔细阅读半年度报告全文。

1.2 没有董事声明对半年度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 董事姚瑞生出差，未对本报告表决。董事梁松出差，委托其他董事表决。

1.4 本公司2003年半年度财务报告未经审计。

1.5 本公司董事长邵志和、总经理陈武华、财务经理刘茂海保证半年度报告中财务报告的真实完整。

§2 上市公司基本情况

2.1 基本情况简介

股票简称	深深房A、深深房B	
股票代码	000029、200029	
上市证券交易所	深圳证券交易所	
	董事会秘书	证券事务代表
姓名	陈继	徐志刚
联系地址	深圳市人民南路深房广场47楼	深圳市人民南路深房广场47楼
电话	82293000-4718	82293000-4715
传真	82294024	82294024
电子信箱	spg@163.net	spg@163.net

2.2 主要财务数据和指标

2.2.1 主要会计数据和财务指标

单位：(人民币)元

	本报告期末	上年度期末	本报告期末比年初数增减(%)
流动资产	2,132,215,395.42	2,227,532,897.75	-4.28%
流动负债	1,813,402,782.72	1,918,304,708.99	-5.47%
总资产	2,888,997,943.43	3,000,986,507.90	-3.73%
股东权益(不含少数股东权益)	1,005,861,630.93	1,033,089,751.17	-2.64%
每股净资产	0.99	1.02	-2.63%
调整后的每股净资产	0.96	1.01	-4.19%
	报告期(1-6月)	上年同期	本报告期比上年同期增减(%)
净利润	-27,228,119.80	-40,078,287.40	—
扣除非经常性损益后的净利润	-27,023,488.04	-39,623,135.41	—
每股收益	-0.03	-0.04	—
每股收益(如果股本发生变化，按新股本计算)	-0.03	—	—
净资产收益率	-2.71%	-4.09%	—
经营活动产生的现金流量净额	23,224,492.15	42,489,720.00	-45.34%

2.2.2 非经常性损益项目

√ 适用 □ 不适用

单位：(人民币)元

非经常性损益项目	金额
营业外收入	167,919.48
营业外支出	372,551.24
合计	-204,631.76

2.2.3 国内外会计准则差异

√ 适用 □ 不适用

单位：(人民币)万元

	国内会计准则	境外(国际)会计准则
净利润	-2,722.81	-1,704.40

差异说明：

	净利润(千元)	净资产(千元)
按<企业会计制度>	(27,228)	1,005,862
转回投资物业的折旧及摊销费用	9,138	63,520
短期投资市价的调整	348	1,623
固定资产成本确认的差异	0	(202,149)
冲销购入子公司而导致的商誉	698	(6,395)
其他	0	477
按国际会计准则	(17,044)	862,938

§3 股本变动及股东情况

3.1 股份变动情况表

□ 适用 √ 不适用

3.2 前十名股东持股情况

单位：股

报告期末股东总数						117,231
前十名股东持股情况						
股东名称(全称)	报告期内增减	期末持股数量	比例(%)	股份类别(已流通或未流通)	质押或冻结的股份数量	股东性质(国有股东或外资股东)
深圳市建设投资控股公司	0	743,820,000	73.52	未流通	0	国有股东
CBNY S/A PNC/SKANDIA SELECT FUND/CHINA EQUITY AG	966,460	2,891,360	0.29	已流通	未知	外资股东
CHU KOON YUK	0	720,000	0.07	已流通	未知	外资股东
SHUM YIP KWAN WING DEVELOPMENT LTD	4,800	623,600	0.06	已流通	未知	外资股东
ORE BURNS (AUSTRALIA)PTY. LIMITED	0	600,000	0.06	已流通	未知	外资股东
海通证券(香港)有限公司	0	581,900	0.06	已流通	未知	外资股东
普丰证券投资基金	-223,951	560,849	0.06	已流通	未知	国有股东
张旭彤	0	500,000	0.05	已流通	未知	外资股东
杨耀初	0	440,000	0.04	已流通	未知	外资股东
LAI KONG SUNG 黎抗生	未知	409,301	0.04	已流通	未知	外资股东
前十名股东关联关系的说明	未知是否存在关联关系					
战略投资者或一般法人参与配售新股约定持股期限的说明	股东名称		约定持股期限			
	无		无			

3.3 控股股东及实际控制人变更情况

□ 适用 √ 不适用

§4 董事、监事和高级管理人员情况

4.1 董事、监事和高级管理人员持股变动

□ 适用 √ 不适用

§5 管理层讨论与分析

5.1 主营业务分行业、产品情况表

单位：(人民币)万元

分行业	主营业务收入	主营业务成本	毛利率(%)	主营业务收入比上年同期增减(%)	主营业务成本比上年同期增减(%)	毛利率比上年同期增减(%)
房地产开发	26,046.00	29,945.00	-14.97	463.16	800.87	-54.07
房屋租赁	2,355.00	1,360.00	42.25	-16.34	-15.89	-31.77
建筑施工安装	2,750.00	2,403.00	12.62	-27.82	-28.56	-0.66
物业管理	3,958.00	2,867.00	27.56	3.99	0.00	-5.19
酒店饮食服务	540.00	645.00	-19.44	-37.71	-7.99	-23.68
商品流通	19,709.00	18,992.00	3.64	55.64	59.78	-2.89

其中建筑施工安装涉及关联交易67.08万元。

5.2 主营业务分地区情况

单位：(人民币)万元

地区	主营业务收入	主营业务收入比上年同期增减(%)
国内	55,830.91	88.90
国外	32.25	-1.53

5.3 对净利润产生重大影响的其他经营业务

□ 适用 √ 不适用

5.4 参股公司经营情况(适用投资收益占净利润10%以上的情况)

□ 适用 √ 不适用

5.5 主营业务及其结构发生重大变化的原因说明

√ 适用 □ 不适用

分行业分析，房地产开发营业收入比上年同期增长幅度较大，营业毛利却下降，主要由于武汉新峰公司结转"武汉第一城"项目转让收入1.5亿元，但结转"武汉第一城"销售成本时，转出存货跌价准备11,364万元到管理费用中，致使销售成本增加，造成主营业务成本较上年同期大幅度增加；商品流通营业收入上升55.64%，营业毛利下降7.72%，主要受疫情影响使商场零售减少、成本上升且贸易企业进出口业务利润率下降；物业管理营业收入较上年同期略有增长；建筑施工安装营业收入下降27.82%，营业毛利下降22.37%，主要是由于承接工程量的减少；上半年由于受"非典"疫情的影响，致使房屋租赁的营业收入下降16.33%、营业毛利下降16.88%，而酒店饮食行业的营业收入下降37.71%，营业毛利下降163.25%，属历年少见的情况。

5.6 主营业务盈利能力(毛利率)与上年相比发生重大变化的原因说明

√ 适用 □ 不适用

公司上半年主营业务收入比去年同期增加26274万元，增幅88.8%；净利润比去年同期减亏1285万元。其影响的原因：一是武汉新峰公司转让"武汉第一城"取得的补偿收入1.5亿元以及母公司结转了南洋大厦销售收入，同时商贸业的进出口业务收入比上年同期增长55.64%，致使主营业务收入比上年同期增长幅度较大；二是武汉新峰公司本期结转"武汉第一城"销售成本时，转出存货跌价准备11,364万元到管理费用中，致使销售成本增加，造成主营业务成本较上年同期大幅度增加；三是武汉新峰公司本期转让"武汉第一城"支付的专业技术服务费人民币3,375万元，致使销售(营业)费用较上年同期大幅度增加；四是本期转回"武汉第一城"存货跌价准备11,364万元而冲减了管理费用，使管理费用较上年同期大幅度减少；五是通过贷款重组使财务费用比上年同期有所减少；六是联营或合营企业分配的利润减少使投资收益比上年同期减少；七是公司偿还债务和偿付利息所支付的现金减少，使现金及现金等价物比上年同期增加。

5.7 利润构成与上年度相比发生重大变化的原因分析

□ 适用 √ 不适用

5.8 募集资金使用情况

5.8.1 募集资金运用

□ 适用 √ 不适用

5.8.2 变更项目情况

□ 适用 √ 不适用

5.9 董事会下半年的经营计划修改计划

□ 适用 √ 不适用

5.10 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

√ 适用 □ 不适用

根据目前经营状况，公司预计下一报告期仍将出现亏损。

5.11 公司管理层对会计师事务所本报告期"非标意见"的说明

□ 适用 √ 不适用

□

5.12 公司管理层对会计师事务所上年度"非标意见"涉及事项的变化及处理情况的说明

□ 适用 √ 不适用

§6 重要事项

6.1 收购、出售资产及资产重组

6.1.1 收购或置入资产

□ 适用 √ 不适用

6.1.2 出售或置出资产

√ 适用 □ 不适用单位：(人民币)万元

交易对方及被出售或置出资产	出售日	交易价格	本年初起至出售日该出售资产为上市公司贡献的净利润	出售产生的损益	是否为关联交易(如是，说明定价原则)
"武汉第一城"项目	2002年12月30日	15,000.00	-16.70	-16.70	否

6.1.3 自资产重组报告书或收购出售资产公告刊登后，该事项的进展情况及对报告期经营成果与财务状况的影响。

□ 适用 √ 不适用

6.2 担保事项

□ 适用 √ 不适用

6.3 关联债权债务往来

□ 适用 √ 不适用

6.4 重大诉讼仲裁事项

√ 适用 □ 不适用

1、1997年3月21日，本公司与保兴房地产开发(深圳)有限公司(以下简称保兴公司)签订一份《国兴大厦股权转让合同书》，根据合同规定，本公司将所持有的国兴大厦项目68%的权益以人民币14,500万元价款转让给保兴公司，且原本公司欠付工程款1,500万元亦由保兴公司承担。保兴公司支付4,500万元后，尚欠10,000万元权益转让款及1,500万元工程款未支付给本公司，本公司遂因此提起法律诉讼。经广东省高级人民法院"(2001)粤高法经一初字第7号"民事判决书于2002年9月28日判决：保兴公司须支付尚欠本公司的转让款98,948,060.00元人民币及利息。保兴公司不服上述判决并提出上诉，2003年7月14日，最高人民法院作出终审判决，维持原判。截至2003年6月30日止，本公司帐面存货中仍包含上述房产计166,109,047.00元，但相关房产产权已登记至保兴公司名下，本公司为此已计提69,907,107.00元损失准备。

2、美国土地诉讼情况：本公司控股的美国加州长城地产公司(以下简称"长城公司")之位于加州洛杉矶百老汇大道744-788号之地段土地，于2000年8月15日被他人非法转予第三者；且被第三者向美国某银行抵押贷款65万美元。现长城公司已向美国加州高等法院提起诉讼，请求判决有关转让无效并赔偿一切损失及诉讼费用，以及宣判长城公司为该土地之法定产权拥有人。2003年4月11日，该案件在加州高等法院开庭，法院经审理裁决长城公司为上述土地的合法持有者，并支持长城公司向被告S.y公司和Ying Yu追偿诉讼费54,125美元。

6.5 其他重大事项及其影响和解决方案的分析说明

□ 适用 √ 不适用

§7 财务报告

7.1 审计意见

财务报告	√未经审计 □审计

7.2 比较式合并及母公司的利润表

利润及利润分配表

编制单位：深圳经济特区房地产(集团)股份有限公司

单位：(人民币)元

境内报表

项目	本期		上年同期	
	合并	母公司	合并	母公司
一、主营业务收入	558,631,560.12	103,453,134.83	295,887,199.20	46,654,003.12
减：主营业务成本	563,458,015.05	66,222,839.46	238,403,234.47	25,180,224.29
主营业务税金及附加	12,507,239.33	5,263,289.35	8,444,396.89	2,382,761.89
二、主营业务利润(亏损以"-"号填列)	-17,333,694.26	31,967,006.02	49,039,567.84	19,091,016.94
加：其他业务利润(亏损以"-"号填列)	8,569,086.30	7,299.60	10,305,569.20	24,695.40
减：营业费用	45,640,349.99	1,083,819.99	17,527,375.89	4,225,791.38
管理费用	-50,650,730.94	30,761,052.21	61,182,203.43	29,905,392.18
财务费用	25,664,119.23	21,241,679.71	28,635,928.95	21,171,862.39
三、营业利润(亏损以"-"号填列)	-29,418,346.24	-21,112,246.29	-48,000,371.23	-36,187,333.61
加：投资收益(损失以"-"号填列)	2,592,129.48	-6,197,739.42	8,220,284.49	-4,059,337.19
补贴收入				
营业外收入	167,919.02	88,156.52	666,596.26	290,647.76
减：营业外支出	372,551.24	6,290.61	1,338,014.25	122,264.36
四、利润总额(亏损总额以"-"号填列)	-27,030,848.98	-27,228,119.80	-40,451,504.73	-40,078,287.40
减：所得税	528,802.67		597,692.52	
减：少数股东损益	-331,531.85		-970,909.85	0.00
五、净利润(净亏损以"-"号填列)	-27,228,119.80	-27,228,119.80	-40,078,287.40	-40,078,287.40
加：年初未分配利润	-927,940,038.50	-917,404,644.33	-941,984,095.56	-933,989,345.13
其他转入	0.00	0.00	0.00	
六、可供分配的利润	-955,168,158.30	-944,632,764.13	-982,062,382.96	-974,067,632.53
减：提取法定盈余公积				
提取法定公益金				
提取职工奖励及福利基金				
提取储备基金				
提取企业发展基金				
利润归还投资				
七、可供投资者分配的利润	-955,168,158.30	-944,632,764.13	-982,062,382.96	-974,067,632.53
减：应付优先股股利				
提取任意盈余公积				
应付普通股股利				
转作资本(或股本)的普通股股利				
八、未分配利润	-955,168,158.30	-944,632,764.13	-982,062,382.96	-974,067,632.53
补充资料：				
1.出售、处置部门或被投资单位所得收益				
2.自然灾害发生的损失				
3.会计政策变更增加(或减少)利润总额				
4.会计估计变更增加(或减少)利润总额				
5.债务重组损失				
6.其他				

7.3 财务附注

7.3.1 与最近一期年度报告相比，本报告期会计政策、会计估计变更和会计差错更正均未发生。

7.3.2 与最近一期年度报告相比，本报告期合并范围发生变化的说明。

深圳市数码港通信有限公司已正式营业，公司本年度合并其报表。

7.3.3 如果被出具非标准无保留意见，列示涉及事项的有关附注。

□ 适用 √ 不适用

深圳经济特区房地产（集团）股份有限公司

董 事 会

2003年8月27日

证券代码：000029、200029　　证券简称：深深房A、B

深圳经济特区房地产(集团)股份有限公司董事会决议公告

本公司董事会于二〇〇三年八月二十五日审议了2003年半年度报告有关事项，应到董事七人，实到八人，二名董事委托其他董事表决，经审议形成决议如下：

1、审议通过了本公司2003年半年度报告及摘要。

2、本公司2003年中期不分配，也不进行公积金转增股本。

特此公告。

深圳经济特区房地产(集团)股份有限公司

董 事 会

二〇〇三年八月二十七日

深圳经济特区房地产(集团)股份有限公司

半年度报告摘要

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

本半年度报告摘要摘自半年度报告全文，报告全文同时刊载于巨潮资讯网(http://www.cninfo.com.cn)。投资者欲了解详细内容，应当仔细阅读半年度报告全文。

1.2 没有董事声明对半年度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 董事姚瑞生出差，未对本报告表决。董事梁松出差，委托其他董事表决。

1.4 本公司2003年半年度财务报告未经审计

1.5 本公司董事长邵志和、总经理陈武华、财务经理刘茂海保证半年度报告中财务报告的真实完整。

§2 上市公司基本情况

2.1 基本情况简介

股票简称	深深房A、深深房B	
股票代码	000029、200029	
上市证券交易所	深圳证券交易所	
	董事会秘书	证券事务代表
姓名	陈烨	徐志刚
联系地址	深圳市人民南路深房广场47楼	深圳市人民南路深房广场47楼
电话	82293000-4718	82293000-4715
传真	82294024	82294024
电子信箱	spg@163.net	spg@163.net

2.2 主要财务数据和指标

2.2.1主要会计数据和财务指标

单位:(人民币)元

	本报告期末	上年度期末	本报告期末比年初数增减(%)
流动资产	2,132,215,395.42	2,227,532,897.15	-4.28%
流动负债	1,813,402,782.72	1,918,304,708.99	-5.47%
总资产	2,888,997,943.43	3,000,986,507.90	-3.73%
股东权益(不含少数股东权益)	1,005,861,630.93	1,033,089,751.17	-2.64%
每股净资产	0.99	1.02	-2.63%
调整后的每股净资产	0.96	1.01	-4.19%
	报告期(1-6月)	上年同期	本报告期比上年同期增减(%)
净利润	-27,228,119.80	-40,078,287.40	—
扣除非经常性损益后的净利润	-27,023,488.04	-39,623,135.41	—
每股收益	-0.03	-0.04	—
每股收益(如果股本发生变化,按新股本计算)	-0.03	—	—
净资产收益率	-2.71%	-4.09%	—
经营活动产生的现金流量净额	23,224,492.15	42,489,720.00	-45.34%

2.2.2 非经常性损益项目

√ 适用 □ 不适用

单位:(人民币)元

非经常性损益项目	金额
营业外收入	167,919.48
营业外支出	372,551.24
合计	-204,631.76

2.2.3 国内外会计准则差异

√ 适用 □ 不适用

单位:(人民币)万元

	国内会计准则	境外(国际)会计准则
净利润	-2,722.81	-1,704.40

差异说明：

	净利润(千元)	净资产(千元)
按《企业会计制度》	(27,228)	1,005,862
转回投资物业的折旧及摊销费用	9,138	63,520
短期投资市价的调整	348	1,623
固定资产成本确认的差异	0	(202,149)
冲销购入子公司而导致的商誉	698	(6,395)
其他	0	477
按国际会计准则	(17,044)	862,938

§3 股本变动及股东情况

3.1 股份变动情况表

□ 适用 √ 不适用

3.2 前十名股东持股情况

单位:股

报告期末股东总数	117,231					
前十名股东持股情况						
股东名称(全称)	报告期内增减	期末持股数量	比例(%)	股份类别(已流通或未流通)	质押或冻结的股份数量	股东性质(国有股东或外资股东)
深圳市建设投资控股公司	0	743,820,000	73.52	未流通	0	国有股东
CBNY S/A PNC/SKANDIA SELECT FUND/CHINA EQUITY AC	966,460	2,891,360	0.29	已流通	未知	外资股东
CHU KOON YUK	0	720,000	0.07	已流通	未知	外资股东
SHUM YIP KWAN WING DEVELOPMENT LTD	-4,800	623,600	0.06	已流通	未知	外资股东
ORE BURNS (AUSTRALIA)PTY. LIMITED	0	600,000	0.06	已流通	未知	外资股东
海通证券(香港)有限公司	0	581,900	0.06	已流通	未知	外资股东
普丰证券投资基金	-223,951	580,849	0.06	已流通	未知	国有股东
张旭彬	0	500,000	0.05	已流通	未知	外资股东
杨耀初	0	440,000	0.04	已流通	未知	外资股东
LAI KONG SUNG 黎抗生	未知	409,301	0.04	已流通	未知	外资股东
前十名股东关联关系的说明	未知是否存在关联关系					
战略投资者或一般法人参与配售新股约定持股期限的说明	股东名称			约定持股期限		
	无			无		

3.3 控股股东及实际控制人变更情况

□ 适用 √ 不适用

§4 董事、监事和高级管理人员情况

4.1 董事、监事和高级管理人员持股变动

□ 适用 √ 不适用

§5 管理层讨论与分析

5.1 主营业务分行业、产品情况表

单位:(人民币)万元

分行业	主营业务收入	主营业务成本	毛利率(%)	主营业务收入比上年同期增减(%)	主营业务成本比上年同期增减(%)	毛利率比上年同期增减(%)
房地产开发	26,046.00	29,945.00	-14.97	463.16	800.87	-54.07
房屋租赁	2,355.00	1,360.00	42.25	-16.34	-15.89	-31.77
建筑施工安装	2,750.00	2,403.00	12.62	-27.82	-28.56	-0.66
物业管理	3,958.00	2,867.00	27.56	3.99	0.00	-5.19
酒店饮食服务	540.00	645.00	-19.44	-37.71	-7.99	-23.68
商品流通	19,709.00	18,992.00	3.64	55.64	59.78	-2.89

其中建筑施工安装涉及关联交易67.08万元。

5.2 主营业务分地区情况

单位:(人民币)万元

地区	主营业务收入	主营业务收入比上年同期增减(%)
国内	55,830.91	88.90
国外	32.25	-1.53

5.3 对净利润产生重大影响的其他经营业务

□ 适用 √ 不适用

5.4 参股公司经营情况(适用投资收益占净利润10%以上的情况)

□ 适用 √ 不适用

5.5 主营业务及其结构发生重大变化的原因说明

√ 适用 □ 不适用

分行业分析，房地产开发营业收入比上年同期增长幅度较大，营业毛利却下降，主要由于武汉新峰公司结转"武汉第一城"项目转让收入1.5亿元，但结转"武汉第一城"销售成本时，转出存货跌价准备11,364万元到管理费用中，致使销售成本增加，造成主营业务成本较上年同期大幅度增加；商品流通营业收入上升55.64%，营业毛利下降7.72%，主要受疫情影响使商场零售减少，成本上升且贸易企业进出口业务利润率下降；物业管理营业收入较上年同期略有增长；建筑施工安装营业收入下降27.82%，营业毛利下降22.91%，主要是由于承接工程量的减少；上半年由于受"非典"疫情的影响，致使房屋租赁的营业收入下降16.33%，营业毛利下降16.88%，而酒店饮食行业的营业收入下降37.71%，营业毛利下降163.25%，属历年少见的情况。

5.6 主营业务盈利能力(毛利率)与上年相比发生重大变化的原因说明

√ 适用 □ 不适用

公司上半年主营业务收入比去年同期增加26274万元，增幅88.8%；净利润比去年同期减亏1285万元。其影响的原因：一是武汉新峰公司转让"武汉第一城"取得的补偿收入1.5亿元以及母公司结转了南洋大厦销售收入，同时商贸业的进出口业务收入比上年同期增长55.64%，致使主营业务收入比上年同期增长幅度较大；二是武汉新峰公司本期结转"武汉第一城"销售成本时，转出存货跌价准备11,364万元到管理费用中，致使销售成本增加，造成主营业务成本较上年同期大幅度增加；三是武汉新峰公司本期转让"武汉第一城"支付的专业技术服务费人民币3,375万元，致使销售(营业)费用较上年同期大幅度增加；四是本期转回"武汉第一城"存货跌价准备11,364万元而冲减了管理费用，使管理费用较上年同期大幅度减少；五是通过贷款重组使财务费用比上年同期有所减少；六是联营或合营企业分配的利润减少使投资收益比上年同期减少；七是公司偿还债务和偿付利息所支付的现金减少，使现金及现金等价物比上年同期增加。

5.7 利润构成与上年度相比发生重大变化的原因分析

□ 适用 √ 不适用

5.8 募集资金使用情况

5.8.1 募集资金运用

□ 适用 √ 不适用

5.8.2 变更项目情况

□ 适用 √ 不适用

5.9 董事会下半年的经营计划修改计划

□ 适用 √ 不适用

5.10 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

√ 适用 □ 不适用

根据目前经营状况，公司预计下一报告期仍将出现亏损。

5.11 公司管理层对会计师事务所本报告期"非标意见"的说明

□ 适用 √ 不适用

5.12 公司管理层对会计师事务所上年度"非标意见"涉及事项的变化及处理情况的说明

□ 适用 √ 不适用

§6 重要事项

6.1 收购、出售资产及资产重组

6.1.1 收购或置入资产

□ 适用 √ 不适用

6.1.2 出售或置出资产

√ 适用 □ 不适用单位:(人民币)万元

交易对方及被出售或置出资产	出售日	交易价格	本年初起至出售日该出售资产为上市公司贡献的净利润	出售产生的损益	是否为关联交易(如是,说明定价原则)
"武汉第一城"项目	2002年12月30日	15,000.00	-16.70	-16.70	否

6.1.3 自资产重组报告书或收购出售资产公告刊登后，该事项的进展情况及对报告期经营成果与财务状况的影响。

□ 适用 √ 不适用

6.2 担保事项

□ 适用 √ 不适用

6.3 关联债权债务往来

□ 适用 √ 不适用

6.4 重大诉讼仲裁事项

√ 适用 □ 不适用

1、1997年3月21日，本公司与保兴房地产开发(深圳)有限公司(以下简称保兴公司)签订一份《国兴大厦股权转让合同书》，根据合同规定，本公司将所持有的国兴大厦项目68%的权益以人民币14,500万元价款转让给保兴公司，且原本公司欠付工程款1,500万元亦由保兴公司承担。保兴公司支付4,500万元后，尚欠10,000万元权益转让款及1,500万元工程款未支付给本公司，本公司遂因此提起法律诉讼。经广东省高级人民法院"(2001)粤高法经一初字第7号"民事判决书于2002年9月28日判决：保兴公司须支付尚欠本公司的转让款98,948,060.00元人民币及利息。保兴公司不服上述判决并提出上诉，2003年7月14日，最高人民法院作出终审判决，维持原判。截至2003年6月30日止，本公司帐面存货中仍包含上述房产计166,109,047.00元，但相关房产产权已登记至保兴公司名下，本公司为此已计提69,907,107.00元损失准备。

2、美国土地诉讼情况：本公司控股的美国加州长城地产公司(以下简称"长城公司")之位于加州洛杉矶百老汇大道744-788号之地段土地，于2000年8月15日被他人非法转予第三者，且被第三者向美国某银行抵押贷款65万美元。现长城公司已向美国加州高等法院提起诉讼，请求判决有关转让无效并赔偿一切损失及诉讼费用，以及宣判长城公司为该土地之法定产权拥有人。2003年4月11日，该案件在加州高等法院开庭，法院经审理裁决长城公司为上述土地的合法持有者，并支持长城公司向被告Sy公司和Ying Yu追偿诉讼费54,125美元。

6.5 其他重大事项及其影响和解决方案的分析说明

□ 适用 √ 不适用

§ 7 财务报告

7.1 审计意见

财务报告	√未经审计 □审计

7.2 比较式合并及母公司的利润表

利润及利润分配表

编制单位:深圳经济特区房地产(集团)股份有限公司

单位:(人民币)元

境内报表

项目	本期 合并	本期 母公司	上年同期 合并	上年同期 母公司
一、主营业务收入	558,631,560.12	103,453,134.83	295,837,199.20	46,654,003.12
减:主营业务成本	563,458,015.06	66,222,839.46	231,403,234.47	25,180,224.29
主营业务税金及附加	12,507,239.33	5,263,289.35	8,444,396.89	2,382,761.89
二、主营业务利润(亏损以"-"号填列)	-17,333,694.26	31,962,006.02	49,039,567.84	19,091,016.94
加:其他业务利润(亏损以"-"号填列)	8,569,086.30	7,299.60	10,305,569.20	24,695.40
减:营业费用	45,640,349.99	1,083,819.99	17,527,375.89	4,225,791.38
管理费用	-50,650,730.94	30,761,052.21	61,182,203.43	29,905,392.18
财务费用	25,664,119.23	21,241,679.71	28,635,928.95	21,171,862.39
三、营业利润(亏损以"-"号填列)	-29,418,346.24	-21,112,246.29	-48,000,371.23	-36,187,333.61
加:投资收益(损失以"-"号填列)	2,592,129.48	-6,197,739.42	8,220,284.49	-4,059,337.19
补贴收入				
营业外收入	167,919.02	88,156.52	666,596.26	290,647.76
减:营业外支出	372,551.24	6,290.61	1,338,014.25	122,264.36
四、利润总额(亏损总额以"-"号填列)	-27,030,848.98	-27,228,119.80	-40,451,504.73	-40,078,287.40
减:所得税	528,802.67		597,692.52	
减:少数股东损益	-331,531.85		-970,909.85	0.00
五、净利润(净亏损以"-"号填列)	-27,228,119.80	-27,228,119.80	-40,078,287.40	-40,078,287.40
加:年初未分配利润	-927,940,038.50	-917,404,644.33	-941,984,095.56	-933,989,345.13
其他转入	0.00	0.00	0.00	
六、可供分配的利润	-955,168,158.30	-944,632,764.13	-982,062,382.96	-974,067,632.53
减:提取法定盈余公积				
提取法定公益金				
提取职工奖励及福利基金				
提取储备基金				
提取企业发展基金				
利润归还投资				
七、可供投资者分配的利润	-955,168,158.30	-944,632,764.13	-982,062,382.96	-974,067,632.53
减:应付优先股股利				
提取任意盈余公积				
应付普通股股利				
转作资本(或股本)的普通股股利				
八、未分配利润	-955,168,158.30	-944,632,764.13	-982,062,382.96	-974,067,632.53
补充资料:				
1.出售、处置部门或被投资单位所得收益				
2.自然灾害发生的损失				
3.会计政策变更增加(或减少)利润总额				
4.会计估计变更增加(或减少)利润总额				
5.债务重组损失				
6.其他				

7.3 财务附注

7.3.1 与最近一期年度报告相比，本报告期会计政策、会计估计变更和会计差错更正均未发生。

7.3.2 与最近一期年度报告相比，本报告期合并范围发生变化的说明。

深圳市数码港通信有限公司已正式营业，公司本年度合并其报表

7.3.3 如果被出具非标准无保留意见，列示涉及事项的有关附注。

□ 适用 √ 不适用

深圳经济特区房地产(集团)股份有限公司

董 事 会

2003年8月27日

证券代码:000029、200029　证券简称:深深房A、B

深圳经济特区房地产(集团)股份有限公司董事会决议公告

本公司董事会于二〇〇三年八月二十五日审议了2003年半年度报告有关事项，应到董事十人，实到八人，一名董事委托其他董事表决，经审议形成决议如下:

1、审议通过了本公司2003年半年度报告及摘要。

2、本公司2003年中期不分配，也不进行公积金转增股本。

特此公告。

深圳经济特区房地产(集团)股份有限公司

董 事 会

二〇〇三年八月二十七日

證券代碼：000029、200029　　證券簡稱：深深房A、深深房B
公告編號：臨2003-09

深圳經濟特區房地產（集團）股份有限公司
重大訴訟事項進展公告

本公司於2003年8月7日收到最高人民法院民事判決書
（2002）民一終字第二季度7號，該判決書就我司與太古城地產
（深圳）有限公司（原名保興房地產（深圳）有限公司）國興大廈
轉讓糾紛一案作出終審判決。現將案件主要內容及判決結果公告如
下：

1997年3月21日，本公司與保興房地產開發（深圳）有限公
司（以下簡稱保興公司）簽訂一份《國興大廈股權轉讓合同書》，
根據合同規定，本公司將所持有的國興大廈項目68%的權益以人民
幣14,500萬元價款轉讓給保興公司，且原本公司欠付工程款1,500
萬元亦由保興公司承擔。保興公司支付4,500萬元後，尚欠10,000
萬元權益轉讓款及1,500萬元工程款未支付給本公司，本公司遂因
此提起法律訴訟。經廣東省高級人民法院「（2001）粵高法經一初
字第7號」民事判決書於2002年9月28日判決：保興公司須支付
尚欠本公司的轉讓款98,948,060.00元人民幣及利息。保興公司對上
述判決不服，向最高人民法院提起上訴，最高人民法院於2003年3
月4日進行了開庭審理，於2003年7月14日形成終審判決，判決
駁回太古城地產公司（保興公司）上訴請求，維持原判，二審案件
受理費1,046,964.25元由太古城地產公司承擔。截至2003年6月30
日止，本公司帳面存貨中仍包含上述房產計166,109,047元,本公司
為此已計提69,907,107.00元損失準備。

特此公告

深圳經濟特區房地產（集團）股份有限公司
董　事　會
2003年8月9日

大公報 8.9

件公监事职务，同意票所代表的股份为92,705,311股，占出席
%；反对票0股；弃权票0股；
辞去监事职务，同意票所代表的股份为92,705,311股，占出席
%；反对票0股；弃权票0股；
生为本公司第四届董事会董事，同意票所代表的股份为92,
会议有效票的100.01%；反对票0股；弃权票0股；
为本公司第四届董事会董事，同意票所代表的股份为92,698,
有效票的99.99%；反对票0股；弃权票0股；
为本公司第四届董事会董事，同意票所代表的股份为92,705,
有效票的100%；反对票 0股；弃权票0股；
生为本公司第四届监事会监事，同意票所代表的股份为92,
会议有效票的99.99%；反对票0股；弃权票0股；
生为本公司第四届监事会监事，同意票所代表的股份为92,
会议有效票的99.97%；反对票0股；弃权票27,386股；
司董事会独立董事（增选独立董事采用累积投票制。独立董事
声明及简历见2003年7月7日《证券时报》）
士为本公司第四届董事会独立董事，同意票所代表的股份为
加选举独立董事有效票的100%；反对票0股；弃权票0股；
生为本公司第四届董事会独立董事，同意票所代表的股份为
加选举独立董事有效票的100%；反对票0股；弃权票0股；
了公司关于聘请二〇〇三年度财务审计单位及支付给会计师
的股份为92,705,311股，占出席会议有效票100%；反对票0
了公司董事会对会计师事务所二〇〇二年财务审计出具保留
明；（有关内容见2003年4月19日《证券时报》）
的股份为92,705,311股，占出席会议有效票100%；反对票0
过了向深圳建设集团财务有限责任公司借款人民币贰仟万元
设投资控股公司担保）
资控股公司和深圳市东部开发（集团）有限公司为关联法人，
联自然人亦回避表决。

件及《公司章程》的规定，股东大会决议合法有
四、备查文件
1、2003年股东大会文件
2、公司2002年年度报告
3、经与会董事和记录人签字确认的股东
4、广东博合律师事务所出具的法律意见
5、公司《关于召开2003年股东大会的
日）
特此公告
深圳

广东博合律师
关于深圳市天地（集团
2003年股东大会的

致：深圳市天地（集团）股份有限公司
广东博合律师事务所（以下简称"本所"）
司（以下简称"公司"）的委托，指派胡荣国律
（以下简称"本次股东大会"）。现根据《中华人
司法》"）、《中华人民共和国证券法》（以下简称
委员会颁布的《上市公司股东大会规范意见》
司治理准则》（以下简称"《治理准则》"）等法
天地（集团）股份有限公司章程》（以下简称"《
东大会的召集与召开程序、出席会议人员的资
出具法律意见。
为出具本法律意见书，本所律师对本次股
查阅了本所律师认为出具法律意见书所必需
必要的核查和验证。
本所同意将本法律意见书随公司本次股

证券代码：000029、200029　证券简称：深深房A、深深房B　（公告编号：临2003-09）

深圳经济特区房地产（集团）股份有限公司
重大诉讼事项进展公告

本公司于2003年8月7日收到最高人民法院民事判决书(2002)民一
终字第二季度7号，该判决书就我司与太古城地产(深圳)有限公司(原
名保兴房地产(深圳)有限公司)国兴大厦转让纠纷一案作出终审判决。
现将案件主要内容及判决结果公告如下：
1997年3月21日，本公司与保兴房地产开发(深圳)有限公司(以下
简称保兴公司)签订一份《国兴大厦股权转让合同书》，根据合同规定，
本公司将所持有的国兴大厦项目68%的权益以人民币14,500万元价款
转让给保兴公司，且原本公司欠付工程款1,500万元亦由保兴公司承担。
保兴公司支付4,500万元后，尚欠10,000万元权益转让款及1,500万元工
程款未支付给本公司，本公司遂因此提起法律诉讼。经广东省高级人民
法院"(2001)粤高法经一初字第7号"民事判决书于2002年9月28日判
决：保兴公司须支付尚欠本公司的转让款98,948,060.00元人民币及利
息。保兴公司对上述判决不服，向最高人民法院提起上诉，最高人民法
院于2003年3月4日进行了开庭审理，于2003年7月14日形成终审判决，
判决驳回太古城地产公司(保兴公司)上诉请求，维持原判，二审案件受
理费1046964.25元由太古城地产公司承担。截至2003年6月30日止，本公
司帐面存货中仍包含上述房产计166,109,047元，本公司为此已计提69,
907,107.00元损失准备。

特此公告

深圳经济特区房地产(集团)股份有限公司
董　事　会
2003年8月8日

《中证报》8.9

证券代码：000029、200029　证券简称：深深房 A、深深房 B

（公告编号：临 2003-08）

深圳经济特区房地产（集团）股份有限公司关于“武汉第一城”项目转让的补充公告

本公司在 2002 年度报告和 2003 年一季度报告中披露了本公司之控股子公司新峰房地产开发建筑（武汉）有限公司转让“武汉第一城”项目的有关情况及进展，现对该项目转让的详细情况进行补充公告。

一、项目基本情况介绍

“武汉第一城”项目是本公司之控股子公司一新峰房地产开发建筑（武汉）有限公司（以下简称“武汉新峰”，本公司间接持有武汉新峰 55%的股权，香港宏国公司和香港喜加公司分别持股 30%和 15%）于 1992 年 8 月投资开发的。该项目总占地面积 33933 平方米，于 1994 年动工，由于资金及其他历史原因，该项目于 1995 年停工至今，只完成了两栋高层住宅的基础工程、地下室主体及两层裙楼的主体结构工程。截止 2002 年 12 月 31 日，经审计的财务报告反映该项目的帐面成本为 205,706,229 元，提取的跌价准备金余额为 113,639,420 元。

二、交易基本过程

1、2002 年 9 月 27 日，武汉新峰与香港宜升有限公司（以下简称“宜升公司”）签订了转让协约，以转让方式，将其拥有的位于江岸区解放公园路 83 号面积为 33,933.00 平方米的土地使用权(即“武汉第一城”，下同) 项目转让给宜升公司，转让价为人民币 10500 万元。

2、2002 年 11 月 4 日，武汉新峰与宜升公司签订补充协议，买卖方式改为以宜升公司承包方式进行，出让价为人民币 10500 万元，如出让价超过 10500 万元，超出原价出让价 25%给武汉新峰，但不得少于人民币 1000 万元，余款支付给香港宜升有限公司。

3、2002 年 11 月 16 日，武汉新峰与宜升公司签订专业技术服务协议，由宜升公司向武汉新峰提供政府有偿收回“武汉第一城”土地使用权并重新出让的专业技术服务。协议规定土地使用权有偿收回金额若在 1.5 亿元及其以上，则武汉新峰支付给宜升公司专业技术服务费人民币 3,375 万元，金额在 1.1625 亿元以上，1.5 亿（不含 1.5 亿）以下，则支付专业技术服务费人民币 0-3,375 万元。

4、2002 年 12 月 31 日，武汉新峰与武汉市土地整理储备供应中心（简称“土地中心”）签订国有土地储备补偿协议书，“武汉第一城”土地使用权由政府收回，交由土地中心储备，土地中心支付给武汉新峰补偿费 1.5 亿元。

5、2003 年 2 月 26 日，武汉新峰与宜升公司补充协约，双方一致同意签订“武汉第一城”土地使用权有偿收回专业技术服务协议，“服务协议”生效后，原签订的协议（前述第 1-3 份协议）自行终止。

三、交易进展情况及对本公司影响

截至 2003 年 4 月底，“武汉第一城”项目转让已基本完成，武汉新峰已收足补偿款，补偿款绝大部分已用于支付专业技术服务费、所欠银行借款、工程款、股东借款等债务及营业税、辞退员工补偿费等其他款项。该项目 2003 年 4 月 30 日的帐面成本净值为 114,192,229 元，转让产生的净损益为-167,029 元，对本公司上期及当期损益的影响很小。

特此公告

深圳经济特区房地产（集团）股份有限公司

董　事　会

2003 年 7 月 19 日

《证券时报》7.19

证券代码：000029、200029　证券简称：深深房A、深深房B　（公告编号：临2003-08）

深圳经济特区房地产（集团）股份有限公司关于“武汉第一城”项目转让的补充公告

本公司在2002年度报告和2003年一季度报告中披露了本公司之控股子公司新峰房地产开发建筑（武汉）有限公司转让“武汉第一城”项目的有关情况及进展，现对该项目转让的详细情况进行补充公告。

一、项目基本情况介绍

“武汉第一城”项目是本公司之控股子公司一新峰房地产开发建筑（武汉）有限公司（以下简称“武汉新峰”，本公司间接持有武汉新峰55%的股权，香港宏国公司和香港喜加公司分别持股30%和15%）于1992年8月投资开发的。该项目总占地面积33933平方米，于1994年动工，由于资金及其他历史原因，该项目于1995年停工至今，只完成了两栋高层住宅的基础工程、地下室主体及两层裙楼的主体结构工程。截止2002年12月31日，经审计的财务报告反映该项目的帐面成本为205,706,229元，提取的跌价准备金余额为113,639,420元。

二、交易基本过程

1、2002年9月27日，武汉新峰与香港宜升有限公司（以下简称“宜升公司”）签订了转让协约，以转让方式，将其拥有的位于江岸区解放公园路83号面积为33,933.00平方米的土地使用权(即“武汉第一城”，下同) 项目转让给宜升公司，转让价为人民币10500万元。

2、2002年11月4日，武汉新峰与宜升公司签订补充协议，买卖方式改为以宜升公司承包方式进行，出让价为人民币10500万元，如出让价超过10500万元，超出原价出让价25%给武汉新峰，但不得少于人民币1000万元，余款支付给香港宜升有限公司。

3、2002年11月16日，武汉新峰与宜升公司签订专业技术服务协议，由宜升公司向武汉新峰提供政府有偿收回“武汉第一城”土地使用权并重新出让的专业技术服务。协议规定土地使用权有偿收回金额若在1.5亿元及其以上，则武汉新峰支付给宜升公司专业技术服务费人民币3,375万元，金额在1.1625亿元以上，1.5亿（不含1.5亿）以下，则支付专业技术服务费人民币0-3,375万元。

4、2002年12月31日，武汉新峰与武汉市土地整理储备供应中心（简称“土地中心”）签订国有土地储备补偿协议书，“武汉第一城”土地使用权由政府收回，交由土地中心储备，土地中心支付给武汉新峰补偿费1.5亿元。

5、2003年2月26日，武汉新峰与宜升公司补充协约，双方一致同意签订“武汉第一城”土地使用权有偿收回专业技术服务协议，“服务协议”生效后，原签订的协议（前述第1-3份协议）自行终止。

三、交易进展情况及对本公司影响

截至2003年4月底，“武汉第一城”项目转让已基本完成，武汉新峰已收足补偿款，补偿款绝大部分已用于支付专业技术服务费、所欠银行借款、工程款、股东借款等债务及营业税、辞退员工补偿费等其他款项。该项目2003年4月30日的帐面成本净值为114,192,229元，转让产生的净损益为-167,029 元，对本公司上期及当期损益的影响很小。

特此公告

深圳经济特区房地产（集团）股份有限公司董事会

2003年7月19日

《中国证券报》7.19

證券代碼：000029、200029　證券簡稱：深深房 A、深深房 B　公告編號：臨 2003－08

深圳經濟特區房地產（集團）股份有限公司關於「武漢第一城」項目轉讓的補充公告

本公司在 2002 年度報告和 2003 年一季度報告中披露了本公司之控股子公司新峰房地產開發建築（武漢）有限公司轉讓「武漢第一城」項目的有關情況及進展，現對該項目轉讓的詳細情況進行補充公告。

一、項目基本情況介紹

「武漢第一城」項目是本公司之控股子公司一新峰房地產開發建築（武漢）有限公司（以下簡稱「武漢新峰」，本公司間接持有武漢新峰 55% 的股權，香港宏國公司和香港喜加公司分別持股 30% 和 15%）於 1992 年 8 月投資開發的。該項目總佔地面積 33933 平方米，於 1994 年動工，由於資金及其他歷史原因，該項目於 1995 年停工至今，只完成了兩棟高層住宅的基礎工程、地下室主體及兩層裙樓的主體結構工程。截止 2002 年 12 月 31 日，經審計的財務報告反映該項目的賬面成本爲 205,706,229 元，提取的跌價準備金餘額爲 113,639,420 元。

二、交易基本過程

1、2002 年 9 月 27 日，武漢新峰與香港宜升有限公司（以下簡稱「宜升公司」）簽訂了轉讓協約，以轉讓方式，將其擁有的位於江岸區解放公園路 83 號面積爲 33,933.00 平方米的土地使用權（即「武漢第一城」，下同）項目轉讓給宜升公司，轉讓價爲人民幣 10500 萬元。

2、2002 年 11 月 4 日，武漢新峰與宜升公司簽訂補充協議，買賣方式改爲以宜升公司承包方式進行，出讓價爲人民幣 10500 萬元，如出讓價超過 10500 萬元，超出原價出讓價 25% 給武漢新峰，但不得少於人民幣 1000 萬元，餘款支付給香港宜升有限公司。

3、2002 年 11 月 16 日，武漢新峰與宜升公司簽訂專業技術服務協議，由宜升公司向武漢新峰提供政府有償收回「武漢第一城」土地使用權並重新出讓的專業技術服務。協議規定土地使用權有償收回金額若在 1.5 億元及其以上，則武漢新峰支付給宜升公司專業技術服務費人民幣 3,375 萬元，金額在 1.1625 億元以上，1.5 億（不含 1.5 億）以下，則支付專業技術服務費人民幣 0－3,375 萬元。

4、2002 年 12 月 31 日，武漢新峰與武漢市土地整理儲備供應中心（簡稱「土地中心」）簽訂國有土地儲備補償協議書，「武漢第一城」土地使用權由政府收回，交由土地中心儲備，土地中心支付給武漢新峰補償費 1.5 億元。

5、2003 年 2 月 26 日，武漢新峰與宜升公司補充協約，雙方一致同意簽訂「武漢第一城」土地使用權有償收回專業技術服務協議，「服務協議」生效後，原簽訂的協議（前述第 1－3 份協議）自行終止。

三、交易進展情況及對本公司影響

截至 2003 年 4 月底，「武漢第一城」項目轉讓已基本完成，武漢新峰已收足補償款，補償款絕大部分已用於支付專業技術服務費、所欠銀行借款、工程款、股東借款等債務及營業稅、辭退員工補償費等其他款項。該項目 2003 年 4 月 30 日的賬面成本淨值爲 114,192,229 元，轉讓產生的淨損益爲 －167,029 元，對本公司上期及當期損益的影響很小。

特此公告

深圳經濟特區房地產（集團）股份有限公司

董　事　會

2003 年 7 月 19 日

大公报

中国证券报 2003年7月1日 星期二 信息

证券代码:000029、200029 证券简称:深深房A、深深房B
(公告编号:临2003-07)

深圳经济特区房地产(集团)股份有限公司股东大会决议公告

深圳经济特区房地产(集团)股份有限公司第11届股东大会于2003年6月30日上午9:00在深房广场48楼会议厅举行。会议由董事长邵志和主持,股东代表、律师、本公司董事、监事、工会主席、高级管理人员出席了本次会议。本次股东大会到会股东1人,所持股份74382万股,占公司总股本的73.52%,其中A股74382万股,占公司总股本的73.52%,无B股股东出席,符合《公司法》和《公司章程》的规定,经深圳信达律师事务所律师鉴证,本次股东大会的召开程序合法有效。会议表决情况如下:

一、审议通过了《2002年度董事会报告》,表决情况如下:

A股:赞成票:74382万股,反对票:0股,弃权票:0股。赞成票占出席会议股东所持股份的100%。

二、审议通过了《2002年财务决算报告及利润分配方案》。表决情况如下:

A股:赞成票:74382万股,反对票:0股,弃权票:0股。赞成票占出席会议股东所持股份的100%。

三、审议通过了《2002年度监事会报告》,表决情况如下:

A股:赞成票:74382万股,反对票:0股,弃权票:0股。赞成票占出席会议股东所持股份的100%。

四、审议通过了《关于独立董事津贴标准的议案》,表决情况如下:

A股:赞成票:74382万股,反对票:0股,弃权票:0股。赞成票占出席会议股东所持股份的100%。

五、审议通过了《关于修改公司章程的议案》,表决情况如下:

A股:赞成票:74382万股,反对票:0股,弃权票:0股。赞成票占出席会议股东所持股份的100%。

深圳信达律师事务所律师对大会召开程序有效性,表决结果合法性等进行验证,宣布大会召开和表决结果合法有效。

特此公告

深圳经济特区房地产(集团)股份有限公司
董 事 会
2003年7月1日

证券代码:000029、200029 证券简称:深深房 A、深深房 B
(公告编号:临 2003-07)

深圳经济特区房地产(集团)股份有限公司股东大会决议公告

深圳经济特区房地产(集团)股份有限公司第 11 届股东大会于 2003 年 6 月 30 日上午 9:00 在深房广场 48 楼会议厅举行。会议由董事长邵志和主持,股东代表、律师、本公司董事、监事、工会主席、高级管理人员出席了本次会议。本次股东大会到会股东 1 人,所持股份 74382 万股,占公司总股本的 73.52%,其中 A 股 74382 万股,占公司总股本的 73.52 %,无 B 股股东出席,符合《公司法》和《公司章程》的规定,经深圳信达律师事务所律师鉴证,本次股东大会的召开程序合法有效。会议表决情况如下:

一、审议通过了《2002 年度董事会报告》,表决情况如下:

A 股:赞成票:74382 万股,反对票:0 股,弃权票:0 股。赞成票占出席会议股东所持股份的 100 %。

二、审议通过了《2002 年财务决算报告及利润分配方案》。表决情况如下:

A 股:赞成票:74382 万股,反对票:0 股,弃权票:0 股。赞成票占出席会议股东所持股份的 100 %。

三、审议通过了《2002 年度监事会报告》,表决情况如下:

A 股:赞成票:74382 万股,反对票:0 股,弃权票:0 股。赞成票占出席会议股东所持股份的 100 %。

四、审议通过了《关于独立董事津贴标准的议案》,表决情况如下:

A 股:赞成票:74382 万股,反对票:0 股,弃权票:0 股。赞成票占出席会议股东所持股份的 100 %。

五、审议通过了《关于修改公司章程的议案》,表决情况如下:

A 股:赞成票:74382 万股,反对票:0 股,弃权票:0 股。赞成票占出席会议股东所持股份的 100 %。

深圳信达律师事务所律师对大会召开程序有效性、表决结果合法性等进行验证,宣布大会召开和表决结果合法有效。

特此公告

深圳经济特区房地产(集团)股份有限公司
董 事 会
2003 年 7 月 1 日

《证券时报》2003.7.1

证券代码:000029、200029　　证券简称:深深房A、深深房B　　(公告编号:临2003-08)

深圳经济特区房地产(集团)股份有限公司
董事会决议公告及召开第十一届股东大会通知

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司董事会于2003年5月30日召开会议,应出席董事10人,实到10人。会议经研究决定:

1、同意《关于独立董事津贴标准的议案》,并提交股东大会审议;

2、同意《关于修改公司章程的议案》,并提交股东大会审议;

3、同意于2003年6月30日召开年度股东大会。

现将股东大会有关事项公告如下:

一、会议时间和地点

会议时间:2003年6月30日上午9时整

会议地点:深圳市人民南路深房广场48楼会议室

二、会议审议事项

(一)2002年度董事会工作报告;

(二)2002年度监事会工作报告;

(三)2002年度财务报告及利润分配方案;

以上议案内容见本公司2003年4月19日披露的2002年度报告。

(四)关于独立董事津贴标准的议案;

根据中国证监会《关于在上市公司建立独立董事制度的指导意见》的有关规定,参考同地区、同行业上市公司的独立董事津贴水平,公司决定给予每位独立董事每年人民币叁万陆千元(税前)的固定津贴,此外,公司不再给予独立董事额外的、未予披露的其他补贴;

(五)关于修改公司章程的议案。

因本公司《章程》已有部分条款不能适应有关法律法规和企业的实际,现作如下修改:

1、第四十六条第(二)项"选举和更换董事,决定有关董事的报酬事项"修改为"选举和更换董事,决定有关董事的报酬及独立董事的津贴标准事项"。

2、第七十二条第(一)项第(1)点"董事会换届时,董事候选人由上届董事会提名"修改为"董事会换届时,可由上届董事会提名推荐董事候选人。"

本条增加第(5)点"公司董事会、监事会、单独或者合并持有本公司已发行股份1%以上的股东可以提出独立董事候选人,并经股东大会选举决定。"

本条第(二)项第(1)点"监事会换届时,监事候选人由上届监事会推荐提名。"修改为"监事会换届时:可由上届监事会提名推荐监事候选人。"

3、第七十三条"选举董事、监事时采用累计投票制,每一股份有与拟选举董事、监事人数相同的投票权,所得选票较多者当选。"修改为"选举董事、监事时采用累积投票制,每位股东拥有的选票数等于其所持有的股票数乘以其选出董事或监事人数的乘积数,每位股东可以将其拥有的全部选票或分配选票投向某一或多位董事、监事候选人,所得选票较多者当选。"

4、第八十三条"本公司董事由具有民事行为能力的自然人担任。董事无须持有本公司股份。"修改为"本公司董事由具有民事行为能力的自然人担任。董事无须持有本公司股份。独立董事应具备中国证监会规定的任职条件,具备上市公司运作的基本知识,熟悉相关法律、行政法规、规章及规则,具备五年以上法律、经济或者其他履行独立董事职责所必须的工作经验。"

5、第八十四条"《公司法》第五十七条、第五十八条规定的情形以及被中国证监会确定为市场禁入者,且禁入尚未解除的人员,不得担任公司的董事。"修改为"《公司法》第五十七条、第五十八条规定的情形以及被中国证监会确定为市场禁入者,且禁入尚未解除的人员,不得担任公司的董事。独立董事必须保证其独立性,中国证监会《关于在上市公司建立独立董事制度的指导意见》第三条所列人员不得担任独立董事。"

6、第八十五条"董事由股东大会选举或更换,任期三年。董事任期届满,可连选连任。从法人股东选出的董事,因该法人内部原因需要换人时,可以改派。董事在任期届满以前,股东大会不得无故解除其职务。"修改为"董事由股东大会选举或更换,任期三年。董事任期届满,可连选连任。独立董事连任时间不得超过六年。从法人股东选出的董事,因该法人内部原因需要换人时,可以改派。董事在任期届满以前,股东大会不得无故解除其职务。"

7、第八十六条第(五)项"非股东董事有权获得与股东董事相应标准的报酬或津贴;"修改为"独立董事除应当具有《公司法》和其他法律、法规赋予董事的职权外,享有中国证监会规定赋予的特别职权;对公司重大事项发表独立意见;"

8、第一百条第一段"本公司董事会由九到十一名董事组成,设董事长一人,董事若干人。"修改为"本公司董事会由九到十一名董事组成,设董事长一人,董事若干人,其中独立董事不少于董事总数的三分之一。"

9、第一百零一条第(十)项"决定"限额以上"投资项目和经营流动资金的使用(包括贷款和担保)。"限额以上"指在国内投资总额达到人民币伍佰万元以上的投资项目,以及在境外的所有投资项目;"修改为:"决定人民币壹佰万元以上的投资项目、转让项目和经营流动资金的使用(包括贷款和担保)以及在境外的所有投资项目和转让项目;"

10、第一百零五条第(五)项"根据董事会授权,批准和签署一定额度的投资项目合同文件和款项;"修改为"根据董事会授权,批准和签署投资项目合同文件和款项;"

第(十一)项"根据董事会决定,签发总经理、副总经理、总工程师、总经济师、总会计师、财务总监及财务部门负责人任免文件;"修改为"根据董事会决定,签发总经理、副总经理、总工程师、总经济师、总会计师、财务总监任免文件;"

第(十四)项"当董事会表决出现两种意见的票数相等时,有权多投一票;"删除。本条后面序号"十五、十六、十七"修改为"十四、十五、十六"。

11、第一百二十条"董事会根据需要设立投资审议委员会、资产管理委员会和财经审计委员会,对需要董事会决定的重大事项进行专业技术论证和咨询,并提出评审意见,供董事会决策时参考。"修改为"董事会根据需要可设立投资审议委员会、资产管理委员会和财经审计委员会,对需要董事会决定的重大事项进行专业技术论证和咨询,并提出评审意见,供董事会决策时参考。"

12、第一百二十九条第(六)项"拟订公司员工工资方案和奖惩方案,年度调干和用工计划;"修改为"拟订公司员工工资方案和奖惩方案;"

第(十三)项"根据董事会确定的公司投资计划,实施董事会授权额度内的投资项目;"修改为"根据董事会确定的公司投资计划,实施董事会授权额度内的投资项目,并实行财务总监联签制;"

第(十四)项"根据董事会审定的年度生产计划、投资计划和财务预决算方案,在董事会授权的额度内,决定公司贷款事项;"修改为"根据董事会审定的年度生产计划、投资计划和财务预决算方案,在董事会授权的额度内,决定公司贷款事项,并实行财务总监联签制;"

第(十五)项"在董事会授权额度内,决定其对属下企业担保事项;"修改为"在董事会授权额度内,决定其对属下企业担保事项,并实行财务总监联签制;"

第(十六)项"在董事会授权额度内,决定公司法人财产的处置和固定资产的购置;"修改为"在董事会授权额度内,决定公司法人财产的处置和固定资产的购置,并实行财务总监联签制;"

第(十七)项"在董事会授权额度内,审批公司财务支出款项。根据董事会决定,对公司大额款项的调度实行联签制;"修改为"在董事会授权额度内,审批公司财务支出款项。根据董事会决定,对公司大额款项的调度实行财务总监联签制;"

13、第一百三十四条第(一)项"在实施公司的投资计划、确定投资项目时,建立可行性研究制度。投资管理部门应将项目可行性报告等有关资料,根据职责权限提交公司投资审议委员会或经理办公会审议并提出意见,经董事会或经理批准后实施;投资项目实施后,应确定项目执行人和项目监督人,执行和跟踪检查项目实施情况。项目完成后,按照有关规定进行项目审计。"修改为"在实施公司的投资计划、确定投资项目时,建立可行性研究制度。投资管理部门应将项目可行性报告等有关资料,根据职责权限提交公司董事会或总经理办公会审议并提出意见;经董事会或总经理办公会批准后实施;投资项目实施后,应确定项目执行人和项目监督人;执行和跟踪检查项目实施情况。项目完成后,按照有关规定进行项目审计。"

第(二)项"在董事会授权额度内决定对属下企业和关联企业的贷款给予担保时,担保前由财务部门就被担保方的申请进行充分评估,提出意见,报总经理批准;同意给予担保后,总经理应与被担保方签订担保协议书,并责成财务部门在担保期内随时了解贷款人贷款使用和经营财务状况,发现问题及时采取补救措施;贷款到期,应及时督促贷款人按时归还贷款,同时解除担保并将其相关文件存档备查。"修改为"在董事会授权额度内决定对属下企业和关联企业的贷款给予担保时,担保前由分管副总、主管部门、财务部门就被担保方的申请进行充分评估,提出意见,由总经理、财务总监联签批准;同意给予担保后,总经理应与被担保方签订担保协议书,并责成财务部门在担保期内随时了解贷款人贷款使用和经营财务状况,发现问题及时采取补救措施;贷款到期,应及时督促贷款人按时归还贷款,同时解除担保并将其相关文件存档备查。"

第(三)项"按照有关规定,大额款项支出,实行董事长、总经理和财务总监联签制度。重要财务支出,由使用部门提出报告,财务部门审核,总经理批准;日常的费用支出,本着降低费用、严格管理的原则,由使用部门审核,经理批准。"修改为"按照有关规定,大额款项支出,实行董事长、总经理和财务总监联签制度。日常的费用支出,本着降低费用、严格管理的原则,由使用部门审核,总经理批准。"

第(五)项"公司副总经理、总工程师、总经济师、总会计师、财务部门负责人和属下全资企业经理、财务负责人,由总经理提名,人事部会同有关部门考察,主要领导交换意见后,经联席会讨论,提出意见和建议,由总经理提交董事会决定聘任或解聘;属于总经理决定任免的公司中层管理人员,由总经理提名,人事部会同有关部门考察,主要领导交换意见后,经联席会集体讨论,提出意见和建议,由总经理决定聘任或解聘。"修改为"公司副总经理、总工程师、总经济师、总会计师、财务负责人和属下全资企业经理,由总经理提名,人事部会同有关部门考察,主要领导交换意见后,经党政联席会讨论,提出意见和建议,由总经理提交董事会决定聘任或解聘;属于总经理决定任免的公司中层管理人员,由总经理提名,人事部会同有关部门考察,主要领导交换意见后,经党政联席会集体讨论,提出意见和建议,由总经理决定聘任或解聘。"

14、第一百三十五条"公司在拟定有关职工工资、福利、安全生产以及劳动保护、劳动保险、解聘(或开除)公司职工等涉及职工切身利益的问题时,应当事先听取工会和职代会的意见。"修改为"公司在拟定有关职工工资、福利、安全生产以及劳动保护、劳动保险、解聘(或开除)公司职工等涉及职工切身利益的问题时,应当事先听取工会或职代会的意见。"

15、第一百三十三条至一百三十九条"经理"称谓均修改为"总经理"。

16、第一百四十八条:

"监事会主席行使下列职权:

(一)召集和主持监事会会议;

(二)检查监事会决议的实施情况;

(三)代表监事会向股东大会报告工作。

当董事和经理与公司发生诉讼时,由监事会主席代表公司与董事和经理进行诉讼。

监事会主席不能履行职权时,由其指定一名监事代行其职权。"修改为:

"监事会主席行使下列职权:

(一)召集和主持监事会会议;

(二)负责监事会日常工作;

(三)审定、签署监事会的报告和其他重要文件;

(四)应当由监事会主席履行的其他职责。

当董事和经理与公司发生诉讼时,由监事会主席代表公司与董事和经理进行诉讼;

监事会主席不能履行职权时,由其指定一名监事代行其职权。"

17、第一百五十三条"监事会召开会议,应当在会议召开五日以前发出书面通知,送达全体监事。

监事会会议通知包括以下内容:举行会议的日期、地点和会议期限,事由及议题,发出通知的日期。"修改为:

"监事会召开会议,应当在会议召开三日以前发出书面通知,送达全体监事。

监事会会议通知包括以下内容:举行会议的日期、地点和会议期限,事由及议题,发出通知的日期。"

18、第一百五十七条:

"召开监事会会议须制作会议记录,出席会议的监事和记录人,应当在会议记录上签名,监事会主席签发。监事有权要求在记录上对其在会议上的发言作出某种说明性记载。

监事会会议记录作为公司档案由董事会秘书保存,保存期限为十年。"修改为:

"召开监事会会议须制作会议记录,出席会议的监事和记录人,应当在会议记录上签名,监事会主席签发。监事有权要求在记录上对其在会议上的发言作出某种说明性记载。

监事会会议记录作为公司档案由监事会秘书处保存,保存期限为十年。"

19、第一百六十一条第二段"本公司的财务部门应在每一会计年度的头两个月编制上一个会计年度的资产负债表、损益表和财务状况变动表,经有从事证券相关业务资格的中国注册会计师事务所审计,并出具审计报告。为便于B股股东了解公司的财务状况和经营成果,公司委托有B股审计资格的会计师事务所按国际审计准则进行审计,出具审计报告。"修改为"本公司的财务部门应在每一会计年度的头两个月编制上一个会计年度的资产负债表、利润表和现金流量表,经有从事证券相关业务资格的中国注册会计师事务所审计,并出具审计报告。为便于B股股东了解公司的财务状况和经营成果,公司委托有B股审计资格的会计师事务所按国际审计准则进行审计,出具审计报告。"

20、第一百六十二条第(二)项"损益表;"修改为"利润表";

第(四)项"财务状况变动表(或现金流量表);"修改为"现金流量表;"

21、第一百七十一条"公司审计机构在董事会的领导下开展工作,向董事会报告工作。对下列事项进行审计:"修改为"公司审计机构在董事会的领导下开展工作,向董事会负责并报告工作。对下列事项进行审计:"

22、第一百七十二条增加第(九)项"《审计法》及其他法规赋予的职责权限。"

23、第一百七十三条"公司聘用会计师事务所由股东大会以普通决议方式决定。公司聘用会计师事务所的聘期,自决定聘任时起至下次股东年会结束时止,可以续聘。"修改为"公司聘用会计师事务所由董事会提名,股东大会以普通决议方式决定。公司聘用会计师事务所的聘期,自决定聘任时起至下次股东年会结束时止,可以续聘。"

24、第一百七十六条"会计师事务所的报酬由股东大会决定。由董事会委任填补空缺的会计师事务所的报酬,由董事会确定,报股东大会批准。"修改为"会计师事务所的报酬由股东大会决定或股东大会授权董事会决定。由董事会委任填补空缺的会计师事务所的报酬,由董事会确定,报股东大会批准。"

25、第一百七十七条"公司解聘或者续聘会计师事务所由股东大会以普通决议方式作出决定,并予以披露,必要时说明更换原因,并报中国证监会和中国注册会计师协会备案。"修改为"公司解聘或者续聘会计师事务所由董事会提出,提交股东大会以普通决议方式作出决定,并予以披露,必要时说明更换原因,并报中国证监会和中国注册会计师协会备案。"

26、第一百七十九条至第一百八十六条"职工"、"职员"称谓均修改为"员工"。

27、第一百八十九条"公司召开股东大会的会议通知,应于会议召开三十日前书面通知登记公司股东,同时在本章程指定的报刊上刊登公告,并刊登在香港或境外一家中文或英文报刊上。"修改为"公司召开股东大会的会议通知,应于会议召开三十日前书面通知登记公司股东,同时在本章程指定的报刊上刊登公告。"

28、第二百二十一条"本章程用中文和英文两种文字书写,两种文本具有同等法律效力。若英文版章程与中文版章程有歧义时,以在深圳市工商行政管理局最近一次核准登记后的中文版章程为准。"修改为"本章程用中文书写,其他任何语种与本章程有歧义时,以在深圳市工商行政管理局最近一次核准登记后的中文版章程为准。"

二、出席会议对象

1、截止2003年6月14日(股权登记日)收市前在深圳证券结算公司在册持有本公司股票之股东,均有资格参加。具有出席资格而因故无法出席大会者,可书面委托他人出席,代为行使权利。

2、公司董事、监事及高级管理人员。

三、出席会议登记办法

股东持本人身份证、股东帐户卡、持股凭证,委托代表持本人身份证、委托书及授权人股权凭证出席本次会议。

四、注意事项:

1、会期半天,出席者食宿及交通费自理。

2、有关本次股东大会其他事宜,请垂询本公司董事会秘书处。

电话:(0755)82293000—4718、4715

传真:(0755)82294024

授权委托书

兹委托　　先生(女士)代表本人出席深圳经济特区房地产(集团)股份有限公司第十一届股东大会并对会议应表决事项行使表决权。

委托人姓名及身份证号码:　　股东帐号:

持股数:　　委托日期:

被委托人姓名及身份证号码:

深圳经济特区房地产(集团)股份有限公司

董　事　会

2003年5月30日

中国证券报 2003.5.31